恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

09046990

082-03964

Our Ref.: HASE/TL/HI/05635

7th September, 2009

SUPPL

RECEIVED
2009 SEP 22 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We enclose for your record a copy each of the following documents:

(1) 2008/2009 Second Interim Report of the Company; and

(2) the Circular in respect of (i) the proposals for general mandates to repurchase the Company's own shares and to issue shares and re-election of the retiring directors to be approved by shareholders at the forthcoming annual general meeting ("AGM") of the Company and (ii) notice of AGM.

Yours faithfully,

Lee King Yue
Director

Encl.

dlw 9/23

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com



08/09
SECOND INTERIM REPORT
第二份中期報告

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Stock Code 股份代號：97

Contents

Please turn to page 41 for the Chinese version of 2008/2009 Second Interim Report.
請翻至第41頁閱覽二零零八/二零零九年度第二份中期報告之中文版。

Highlights of 2008/2009 Second Interim Results

	For the twelve months ended 30 June		
	2009	2008	
	unaudited	audited	
	HK$ million	HK$ million	Change
Turnover	**299**	272	+10%
Profit attributable to Shareholders			
– Continuing operations *(2008 – restated)*	**102**	127	–20%
– Discontinued operations	**–**	35,265	
	102	35,392	–100%
	HK$	HK$	
Earnings per share – basic and diluted			
– Continuing operations	**0.03**	0.04	–25%
– Discontinued operations	**–**	11.57	
	0.03	11.61	–100%
Dividends per share	**0.04**	0.04	–
	At 30 June	At 30 June	
	2009	2008	
	HK$ million	HK$ million	
Net asset value *(2008 – restated)* Note	**1,571**	1,594	–1%
	HK$	HK$	
Net asset value per share *(2008 – restated)* Note	**0.52**	0.52	–

Note: The net asset value referred to above were all attributable to equity shareholders of the Company.

The second unaudited interim results for the twelve months ended 30 June 2009 are prepared due to the change of the financial year end date from 30 June to 31 December, as set out in the Company's joint announcement dated 19 March 2009. In accordance with the direction granted by the Registrar of Companies under S.127(2) of the Companies Ordinance (Chapter 32, the Laws of Hong Kong), no audited accounts will be submitted to the annual general meeting to be held in the calendar year of 2009.

Second Interim Results and Dividend

The Board of Directors announces that, for the twelve months ended 30 June 2009, the unaudited Group profit attributable to equity shareholders amounted to HK$102 million compared to HK$35,392 million (restated) for the same period a year ago. Earnings per share were HK$0.03 (Financial year 2008: HK$11.61).

The decrease in profit was mainly attributable to a one-off gain of HK$35,265 million from the divestment of its entire interest in The Hong Kong and China Gas Company Limited during the financial year ended 30 June 2008. Excluding the effect of such gain from the discontinued operations, the Group profit attributable to equity shareholders from continuing operations for the twelve months ended 30 June 2009 amounting to HK$102 million represented a decrease of HK$25 million or 20% as compared with that of HK$127 million (restated) for the financial year ended 30 June 2008, reflecting a decline in bank interest income earned by the Group.

The Board has resolved to pay a second interim dividend of HK$0.02 per share to Shareholders whose names appear on the Register of Members of the Company on 3 December 2009. Including the first interim dividend of HK$0.02 per share already paid, the total distribution for the twelve months ended 30 June 2009 will amount to HK$0.04 per share (Financial year 2008: HK$0.04 per share).

Closing of Register of Members

The Register of Members of the Company will be closed from Friday, 27 November 2009 to Thursday, 3 December 2009, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the second interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 26 November 2009. Warrants for the second interim dividend will be sent to Shareholders on Friday, 4 December 2009.

Management Discussion and Analysis

Business Review

Following the completion of the divestment of its entire interest in The Hong Kong and China Gas Company Limited to Henderson Land Development Company Limited in December 2007, the Company has focused on its infrastructure business in mainland China. The core asset in the Group's portfolio is its 60% interest in Hangzhou Qianjiang Third Bridge.

During the period under review, the Company decided to realize its investment in Maanshan City Ring Road by selling its entire interest in the toll road at a reasonable price. As announced on 12 March 2009, a 70%-owned subsidiary of the Company entered into an agreement with the joint venture partner of Maanshan Huan Tong Highway Development Limited ("Maanshan Highway JV", being the joint venture engaged in the operation of Maanshan City Ring Road) in relation to the sale of its 70% equity interest in Maanshan Highway JV to the joint venture partner of Maanshan Highway JV for a consideration of RMB122 million. At the date of this interim report, the transaction had yet to be completed.

Henderson Investment Limited

In spite of the global economic downturn, the Group's operations continued to post stable growth for the twelve months ended 30 June 2009. Toll revenue from Hangzhou Qianjiang Third Bridge amounted to HK$256 million, representing an increase of 19% as compared to the same period a year ago. The increase was primarily driven by the increase in traffic volume of the toll bridge and the exchange gain upon conversion of Renminbi to Hong Kong dollars during the period when compared with the financial year ended 30 June 2008. Since the agreement relating to the sale of the Group's interest in Maanshan City Ring Road was signed in March 2009, the toll road together with other associated assets and liabilities had been classified as a disposal group subsequent to the sale. Toll revenue generated from Maanshan City Ring Road during the period from 1 July 2008 to the date of sale was recorded under the Group's turnover while the contribution from the toll road subsequent to its classification as a disposal group was recognized under "Profit for the period of disposal group" in the Group's condensed consolidated profit and loss account for the twelve months ended 30 June 2009. The breakdown of the Group's turnover is shown in the table below:

	Toll Revenue (For the twelve months ended 30 June)		
	2009	2008	Change
	HK$ million	HK$ million	
Hangzhou Qianjiang Third Bridge	**256**	216	+19%
Maanshan City Ring Road	**43^**	56	–23%
Total	**299**	272	+10%

^ *Only the toll revenue from 1 July 2008 to the date of sale was included as turnover.*

Hangzhou Qianjiang Third Bridge is located on National Highway No.104 in Zhejiang Province, spanning approximately 5.8 km over the Qiantangjiang River in Hangzhou and connecting the urban parts of Southern Hangzhou and Xiaoshan and Binjiang. The toll bridge is a major trunk route linking Beijing and Fujian Province. It is also an important nodal point for access to major roads leading to the Hangzhou Airport.

Prospects

China's economy has exhibited signs of recovery in the first half of the year, with GDP growing at 6.1% in the first quarter and 7.9% in the second quarter as compared with the corresponding periods in 2008. According to China's National Bureau of Statistics, the investment in infrastructures (excluding electricity) went up by more than 57% year-on-year for the first six months in 2009. Looking ahead, the Group believes that its investment in Hangzhou Qianjiang Third Bridge would continue to provide a satisfactory return given its prime location in Hangzhou and the Central Government's measures to promote sound and fast economic growth on the mainland. Leveraging on its strong financial position, the Group is well-placed to capitalize on sound investment opportunities which may emerge in the marketplace.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account

	Note	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (restated) HK$ million
Continuing operations:			
Turnover	6	**299**	272
Direct costs		**(65)**	(70)
		234	202
Other income/other gains		**23**	72
Administrative expenses		**(19)**	(48)
Profit for the period of disposal group	19	**7**	5
Net gain on disposal of disposal group	19(b)	**–**	21
Profit from operations		**245**	252
Finance costs	7(a)	**(2)**	(5)
Profit before taxation	7	**243**	247
Income tax	8	**(60)**	(34)
Profit for the period/year from continuing operations		**183**	213
Discontinued operations:			
Profit for the period/year from discontinued operations	4	**–**	35,265
Profit for the period/year		**183**	35,478
Attributable to:			
Equity shareholders of the Company			
– Continuing operations		**102**	127
– Discontinued operations	4	**–**	35,265
		102	35,392
Minority interests			
– Continuing operations		**81**	86
– Discontinued operations		**–**	–
		81	86
Profit for the period/year		**183**	35,478

Condensed Interim Financial Statements

Consolidated Profit and Loss Account (continued)

	Note	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (restated) HK$ million
Dividends payable to equity shareholders of the Company attributable to the period/year	10(a)		
Interim dividend declared during the period/year		**61**	61
Interim dividend declared after the balance sheet date		**61**	–
Distributions approved and paid during the period/year		–	50,262
Final dividend proposed after the balance sheet date		–	61
		122	50,384
		HK$	HK$
Earnings per share – basic and diluted	11		
From continuing operations		**0.03**	0.04
From discontinued operations		–	11.57
		0.03	11.61

The notes on pages 11 to 29 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Note	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (restated) HK$ million
Non-current assets			
Property, plant and equipment	12	**1**	4
Intangible operating rights	13	**529**	749
Other non-current assets		**77**	99
		607	852
Current assets			
Trade and other receivables	14	**71**	580
Amounts due from affiliates		**–**	82
Cash and cash equivalents	15	**1,408**	836
		1,479	1,498
Assets classified as held for sale	19	**198**	–
		1,677	1,498
Current liabilities			
Bank loans	16	**50**	11
Trade and other payables	17	**50**	72
Amounts due to affiliates	18	**83**	142
Current taxation		**56**	74
		239	299
Liabilities associated with assets classified as held for sale	19	**51**	–
		290	299
Net current assets		**1,387**	1,199
Total assets less current liabilities		**1,994**	2,051

Condensed Interim Financial Statements

Consolidated Balance Sheet (continued)

	Note	At 30 June 2009 (unaudited) HK$ million	At 30 June 2008 (restated) HK$ million
Non-current liabilities			
Bank loans	16	–	29
Deferred tax liabilities		**17**	14
		17	43
NET ASSETS		**1,977**	2,008
Capital and reserves	20		
Share capital		**609**	609
Reserves		**962**	985
Total equity attributable to equity shareholders of the Company		**1,571**	1,594
Minority interests		**406**	414
TOTAL EQUITY		**1,977**	2,008

The notes on pages 11 to 29 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity

	Note	For the twelve months ended 30 June 2009 (unaudited) HK$ million	2008 (restated) HK$ million
Total equity at 1 July	20		
As previously reported		**2,044**	17,527
Adoption of HK(IFRIC)-Int 12	2	**(36)**	(38)
As restated		**2,008**	17,489
Net (expense)/income for the period/year recognised directly in equity			
Exchange difference on translation of accounts of subsidiaries outside Hong Kong		**(4)**	107
Transfer from equity			
Realisation of exchange reserve on disposal of subsidiaries		**–**	(14)
Profit for the period/year		**183**	35,478
Total recognised income and expenses for the period/year		**179**	35,571
Attributable to:			
– Equity shareholders of the Company		**99**	35,450
– Minority interests		**80**	121
		179	35,571
Dividends approved and paid during the period/year			
– Interim dividend for 2007/08	10(a)	**–**	(61)
– First interim dividend for 2008/09	10(a)	**(61)**	–
– Final dividend in respect of the previous financial year, approved and paid during the period/year	10(b)	**(61)**	(457)
		(122)	(518)
Distributions approved and paid during the period/year		**–**	(50,262)
Dividends paid to minority shareholders		**(88)**	(16)
Minority interests in relation to increase in shareholding in a subsidiary		**–**	(148)
Minority interests in relation to disposal of subsidiaries		**–**	(108)
Total equity at 30 June	20	**1,977**	2,008

The notes on pages 11 to 29 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement

	Note	For the twelve months ended 30 June 2009 (unaudited) HK$ million	 2008 (audited) HK$ million
Net cash generated from/(used in) operating activities			
Decrease in toll income receivable from the Third Bridge JV	14	790	–
Other operating cash flows		(79)	(40)
		711	(40)
Net cash generated from investing activities			
Net proceeds from disposal of subsidiaries and associates		–	6,818
Payment for the acquisition of additional interest in associates		–	(601)
Payment for the acquisition of additional interest in subsidiaries		–	(145)
Net proceeds from disposal of disposal group		–	75
Dividend received		1	1
Interest received		16	61
Additions to intangible operating rights		(8)	–
Distribution from available-for-sale securities		–	8
Decrease in amounts due from investee companies		–	5
Decrease/(increase) in amounts due from affiliates		82	(16)
Decrease in amounts due from associates		–	2
Other investing cash flows		(1)	1
		90	6,209
Net cash used in financing activities			
Distributions paid to shareholders		–	(6,826)
Dividends paid to shareholders		(122)	(526)
Repayment to a fellow subsidiary		(13)	(1,637)
Repayment to minority shareholders		(33)	(32)
Dividends paid to minority shareholders		(88)	(16)
Proceeds from new bank loans		50	34
Repayment of bank loans		(11)	(23)
		(217)	(9,026)
Net increase/(decrease) in cash and cash equivalents		584	(2,857)
Cash and cash equivalents at 1 July	15	836	3,686
Effect of foreign exchange rate changes		–	7
Cash and cash equivalents at 30 June	15	1,420	836

The notes on pages 11 to 29 form part of these condensed interim financial statements.

Notes to the Unaudited Condensed Interim Financial Statements

1 Basis of preparation

These condensed interim financial statements comprise Henderson Investment Limited ("the Company") and its subsidiaries (together referred to as "the Group").

Pursuant to a resolution of the Board of Directors ("the Board") dated 19 March 2009, the Company's financial year end date has been changed from 30 June to 31 December in order to align with that of the intermediate holding company, Henderson Land Development Company Limited ("HLD"). Accordingly, the current financial period will cover a period of eighteen months from 1 July 2008 to 31 December 2009. These condensed interim financial statements now presented cover a period of twelve months from 1 July 2008 to 30 June 2009. The comparative figures presented for the consolidated profit and loss account, consolidated statement of changes in equity and condensed consolidated cash flow statement and related notes cover the financial year from 1 July 2007 to 30 June 2008.

These condensed interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They were authorised for issuance on 28 August 2009.

These condensed interim financial statements have been prepared in accordance with the same accounting policies adopted in the Group's accounts for the year ended 30 June 2008 ("2008 annual accounts"), except for the adoption of HK(IFRIC) - Int 12 "Service concession arrangements" that are expected to be reflected in the Group's accounts for the period ending 31 December 2009. Further details are set out in note 2.

The preparation of condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis.

The condensed interim financial statements contain condensed consolidated accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual accounts. The condensed interim financial statements and notes thereon do not include all of the information required for the preparation of full set of financial statements in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the HKICPA.

The condensed interim financial statements are unaudited but have been reviewed by PricewaterhouseCoopers ("PwC") in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. PwC's review report to the Board is set out on page 40.

Notes to the Unaudited Condensed Interim Financial Statements

2 Significant accounting policies

The HKICPA has issued HK(IFRIC) – Int 12 "Service concession arrangements" that is relevant to the Group and is effective for accounting periods beginning on or after 1 January 2008 which therefore becomes effective for the current accounting period of the Group.

HK(IFRIC) – Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. The adoption of HK(IFRIC) – Int 12 results in a retrospective change in the accounting policy for the Group's toll bridge. The toll bridge is accounted for as an intangible operating right to the extent that the Group receives a right (a license) to charge users of the public service. Amortisation is provided to write off the cost of the intangible operating right, using the straight-line method, over the operating period of the Group's toll bridge of 29 years. Comparative figures have been restated.

The adoption of HK(IFRIC) – Int 12 results in the following financial impact:

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Balance sheet		
Increase in intangible operating rights	**529**	563
Decrease in property, plant and equipment	**(563)**	(599)
Decrease in retained profits	**(34)**	(36)

	For the twelve months ended 30 June	
	2009 HK$ million	2008 HK$ million
Profit and loss account		
Increase in amortisation charge for the period/year	**41**	38
Decrease in depreciation charge for the period/year	**(43)**	(40)

The Group is in the process of making an assessment of what the impact of amendments, new standards and new interpretations, which are not yet effective for the accounting period ending 31 December 2009 and which have not been adopted in these condensed interim financial statements, is expected to be in the period of initial application. So far it has concluded that the adoption of revised HKAS 1 "Presentation of Financial Statements", which is effective for accounting periods beginning on or after 1 January 2009, may result in new or amended disclosures in the accounts. In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations or financial position.

Notes to the Unaudited Condensed Interim Financial Statements

3 Disposal of a subsidiary

On 12 March 2009, Hong Kong Vigorous Limited ("Vigorous"), a 70%-owned subsidiary of the Company, entered into an agreement (the "Agreement") with 馬鞍山市過境公路建設開發有限公司 (Maanshan City Cross Border Highway Construction Development Company Limited) ("Maanshan Highway JV Partner"), a state-owned enterprise which has a 30% beneficial interest in Maanshan Huan Tong Highway Development Limited ("Maanshan Highway JV", being the joint venture engaged in the operation of Maanshan City Ring Road), in relation to the sale by Vigorous of its entire 70% interest in Maanshan Highway JV to Maanshan Highway JV Partner for a consideration of RMB122 million (equivalent to HK$138 million). At the date of authorisation for issue of these condensed interim financial statements, the transaction had yet to be completed.

At 30 June 2009, the assets and liabilities associated with the operations of Maanshan Highway JV, including the toll highway operating right, had been classified as held for sale. Further details are set out in note 19(a).

After the disposal, the Group's principal activity will remain as infrastructure business in mainland China.

4 Discontinued operations

The Group's discontinued operations for the year ended 30 June 2008 comprised the Group's interest in The Hong Kong and China Gas Company Limited ("HKCG"), an associate of the Group, which was disposed of by the Group to HLD.

The results of the discontinued operations for the year ended 30 June 2008 were as follows:

	HK$ million
Share of profits less losses of associates	1,484
Net gain on disposal of the Group's two wholly-owned subsidiaries holding the Group's interest in HKCG and related shareholder's loans	33,781
	35,265

5 Segmental information

No segmental information for the year ended 30 June 2008 and for the twelve months ended 30 June 2009 is presented as the Group's turnover and trading results for the abovementioned periods are generated solely from its infrastructure business in mainland China, the turnover of which amounted to HK$299 million during the period (2008: HK$272 million) and the segment results of which amounted to HK$223 million during the period (2008 (restated): HK$195 million).

Notes to the Unaudited Condensed Interim Financial Statements

6 Turnover

Turnover recognised during the period/year is analysed as follows:

	For the twelve months ended 30 June	
	2009	2008
	HK$ million	HK$ million
Continuing operations		
Toll fee income	**299**	272

7 Profit before taxation

Profit before taxation in respect of continuing operations is arrived at after charging/(crediting):

	For the twelve months ended 30 June	
	2009	2008
		(restated)
	HK$ million	HK$ million
(a) **Finance costs**		
Bank loans and overdrafts	**2**	2
Other borrowings wholly repayable within five years	**–**	3
	2	5
(b) **Other items**		
Amortisation	**49**	49
Depreciation	**1**	1
Interest income	**(16)**	(59)

Notes to the Unaudited Condensed Interim Financial Statements

8 Income tax

	For the twelve months ended 30 June	
	2009	2008
	HK$ million	HK$ million
Continuing operations		
Current tax		
– mainland China	**50**	35
– under-provision in respect of prior years	**7**	1
Deferred taxation		
– origination and reversal of temporary differences	**(4)**	(2)
– withholding tax on undistributed profits	**7**	–
	60	34

No provision for Hong Kong Profits Tax has been made as there is no assessable profit for the period/year subject to Hong Kong Profits Tax.

Taxation for subsidiaries outside Hong Kong is calculated at the rates prevailing in the relevant jurisdictions.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China, under which the Group's principal income tax rate is gradually accelerated to the higher tax rate of 25% in a period of 5 years starting from 1 January 2008. The applicable principal income tax rates for the period from 1 January 2008 to 31 December 2008 and the six months ended 30 June 2009 were 18% and 20%, respectively.

In addition, dividend distribution out of the retained profits of foreign-invested enterprises earned after 1 January 2008 is subject to withholding tax at a tax rate of 5% or 10%. The applicable withholding tax rate for the twelve months ended 30 June 2009 was 5%.

Notes to the Unaudited Condensed Interim Financial Statements

9 Directors' remuneration

Directors' remuneration for the twelve months ended 30 June 2009 was as follows:

	For the twelve months ended 30 June 2009				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Retirement scheme contributions HK$'000	Discretionary bonus HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	20	–	–	–	20
Lee Ka Kit	20	–	–	–	20
Colin Lam Ko Yin	20	–	–	–	20
Lee Ka Shing	20	–	–	–	20
Lee Tat Man	20	–	–	–	20
Suen Kwok Lam	20	–	–	–	20
Lee King Yue	20	–	–	–	20
Eddie Lau Yum Chuen	20	–	–	–	20
Li Ning	20	–	–	–	20
Patrick Kwok Ping Ho	20	–	–	–	20
Augustine Wong Ho Ming	20	–	–	–	20
Sit Pak Wing	20	–	–	–	20
Non-executive Directors					
Sir Po-shing Woo	20	–	–	–	20
Philip Yuen Pak Yiu	20	–	–	–	20
Leung Hay Man	20	180	–	–	200
Jackson Woo Ka Biu	–	–	–	–	–
Independent non-executive Directors					
Gordon Kwong Che Keung	20	180	–	–	200
Professor Ko Ping Keung	20	180	–	–	200
Wu King Cheong	20	180	–	–	200
Total	360	720	–	–	1,080

Notes to the Unaudited Condensed Interim Financial Statements

9 Directors' remuneration (continued)

Directors' remuneration for the twelve months ended 30 June 2009 was as follows: (continued)

	For the year ended 30 June 2008				
	Fees HK$'000	Salaries, emoluments, other allowances and benefits HK$'000	Retirement scheme contributions HK$'000	Discretionary bonus HK$'000	Total HK$'000
Executive Directors					
Dr. the Hon. Lee Shau Kee	20	–	–	–	20
Lee Ka Kit	20	–	–	–	20
Colin Lam Ko Yin	20	–	–	–	20
Lee Ka Shing	20	–	–	–	20
Lee Tat Man	20	–	–	–	20
Suen Kwok Lam	20	–	–	–	20
Lee King Yue	20	–	–	–	20
Eddie Lau Yum Chuen	20	–	–	–	20
Li Ning	20	–	–	–	20
Patrick Kwok Ping Ho	20	–	–	–	20
Augustine Wong Ho Ming	20	–	–	–	20
Sit Pak Wing	20	–	–	–	20
Non-executive Directors					
Sir Po-shing Woo	20	–	–	–	20
Philip Yuen Pak Yiu	20	–	–	–	20
Leung Hay Man	20	180	–	–	200
Jackson Woo Ka Biu	–	–	–	–	–
Independent non-executive Directors					
Gordon Kwong Che Keung	20	180	–	–	200
Professor Ko Ping Keung	20	180	–	–	200
Wu King Cheong	20	180	–	–	200
Total	360	720	–	–	1,080

There was no arrangement under which a director had waived or agreed to waive any remuneration during the current and prior periods.

Notes to the Unaudited Condensed Interim Financial Statements

10 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the period/year

	For the twelve months ended 30 June	
	2009	2008
	HK$ million	HK$ million
Interim dividend declared for 2007/08 of HK2 cents per share	–	61
First interim dividend declared for 2008/09 of HK2 cents per share	**61**	–
Second interim dividend declared for 2008/09 after the balance sheet date of HK2 cents per share	**61**	–
Distributions approved and paid during the period/year of HK$Nil (2008: HK$16.4938) per share	–	50,262
Final dividend proposed for 2007/08 after the balance sheet date of HK2 cents per share	–	61
	122	50,384

Pursuant to an ordinary resolution passed at the extraordinary general meeting of the Company held on 7 December 2007, immediately following the completion of the disposal of the Group's two wholly-owned subsidiaries holding the Group's interest in HKCG as detailed in note 4 (the "Transaction"), a distribution of HK$15.2838 per issued share of the Company, or HK$46,575 million in aggregate, was paid which comprised, for each issued share of the Company, (i) a distribution in specie of the entitlement to 0.209 share of HLD together with all rights under the share entitlement note; and (ii) a cash distribution of HK$1.03 per share (amounting to HK$3,139 million). Such aggregate distribution was paid on 17 December 2007 out of the proceeds from the Transaction. Furthermore, following the reduction of the share premium on 17 January 2008, a further distribution of HK$1.21 in cash per issued share of the Company, or HK$3,687 million in total, was paid on 25 January 2008 out of the proceeds from the Transaction.

The second interim dividend declared for 2008/09 and the final dividend proposed for 2007/08 after their respective balance sheet dates have not been recognised as liabilities at their respective balance sheet dates.

(b) Dividend attributable to the previous financial year, approved and paid during the period/year

	For the twelve months ended 30 June	
	2009	2008
	HK$ million	HK$ million
Final dividend in respect of the previous financial year, approved and paid during the period/year, of HK2 cents (2008: HK15 cents) per share	**61**	457

Notes to the Unaudited Condensed Interim Financial Statements

11 Earnings per share – basic and diluted

(a) From continuing operations

The calculation of basic and diluted earnings per share is based on the profit attributable to equity shareholders of the Company of HK$102 million (2008 (restated): HK$127 million) and the weighted average number of ordinary shares of 3,047,327,395 (2008: 3,047,327,395) in issue during the period/year.

(b) From discontinued operations

The calculation of basic and diluted earnings per share for the year ended 30 June 2008 was based on the profit attributable to equity shareholders of the Company of HK$35,265 million and the weighted average number of ordinary shares of 3,047,327,395 in issue during that year.

12 Property, plant and equipment

	Toll bridge HK$ million	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$ million	Total HK$ million
Cost			
At 1 July 2007			
As previously reported	792	47	839
Adoption of HK(IFRIC) – Int 12	(792)	–	(792)
As restated	–	47	47
Exchange adjustment	–	2	2
Additions	–	1	1
Disposals	–	(26)	(26)
Write off	–	(7)	(7)
At 30 June 2008 (restated)	–	17	17
At 1 July 2008			
As previously reported	861	17	878
Adoption of HK(IFRIC) – Int 12	(861)	–	(861)
As restated	–	17	17
Additions	–	1	1
Transfer to assets classified as held for sale (note 19 (a))	–	(6)	(6)
At 30 June 2009	–	12	12

Notes to the Unaudited Condensed Interim Financial Statements

12 Property, plant and equipment (continued)

	Toll bridge HK$ million	Leasehold improvements, equipment, furniture, fixtures and motor vehicles HK$ million	Total HK$ million
Accumulated depreciation			
At 1 July 2007			
As previously reported	200	43	243
Adoption of HK(IFRIC) – Int 12	(200)	–	(200)
As restated	–	43	43
Exchange adjustment	–	1	1
Charge for the year	–	1	1
Disposals	–	(25)	(25)
Write off	–	(7)	(7)
At 30 June 2008 (restated)	–	13	13
At 1 July 2008			
As previously reported	262	13	275
Adoption of HK(IFRIC) – Int 12	(262)	–	(262)
As restated	–	13	13
Charge for the period	–	1	1
Transfer to assets classified as held for sale (note 19 (a))	–	(3)	(3)
At 30 June 2009	–	11	11
Net book value			
At 30 June 2009	**–**	**1**	**1**
At 30 June 2008 (restated)	–	4	4

Notes to the Unaudited Condensed Interim Financial Statements

13 Intangible operating rights

	Toll bridge operating right HK$ million	Toll highway operating right HK$ million	Total HK$ million
Cost			
At 1 July 2007			
As previously reported	–	256	256
Adoption of HK(IFRIC) – Int 12	792	–	792
As restated	792	256	1,048
Exchange adjustment	69	27	96
At 30 June 2008 (restated)	861	283	1,144
At 1 July 2008			
As previously reported	–	283	283
Adoption of HK(IFRIC) – Int 12	861	–	861
As restated	861	283	1,144
Exchange adjustment	(2)	(1)	(3)
Additions	8	–	8
Transfer to assets classified as held for sale (note 19 (a))	–	(282)	(282)
At 30 June 2009	867	–	867

Notes to the Unaudited Condensed Interim Financial Statements

13 Intangible operating rights (continued)

	Toll bridge operating right HK$ million	Toll highway operating right HK$ million	Total HK$ million
Accumulated amortisation			
At 1 July 2007			
As previously reported	–	77	77
Adoption of HK(IFRIC) – Int 12	238	–	238
As restated	238	77	315
Exchange adjustment	22	9	31
Charge for the year	38	11	49
At 30 June 2008 (restated)	298	97	395
At 1 July 2008			
As previously reported	–	97	97
Adoption of HK(IFRIC) – Int 12	298	–	298
As restated	298	97	395
Exchange adjustment	(1)	–	(1)
Charge for the period	41	8	49
Transfer to assets classified as held for sale (note 19 (a))	–	(105)	(105)
At 30 June 2009	338	–	338
Net book value			
At 30 June 2009	**529**	–	**529**
At 30 June 2008 (restated)	563	186	749

At 30 June 2008, the toll highway operating right was pledged to secure the Group's bank loans.

Notes to the Unaudited Condensed Interim Financial Statements

14 Trade and other receivables

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Trade debtors	**28**	539
Deposits, prepayments and other receivables	**6**	9
Consideration receivable	**37**	32
	71	580

The carrying amount at 30 June 2009 excludes an amount of HK$6 million which is attributable to Maanshan Highway JV and which amount is classified as held for sale (note 19 (a)).

The ageing analysis of trade debtors of the Group at 30 June 2009 was as follows:

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Current or less than 1 month overdue	**24**	21
1 to 3 months overdue	**3**	45
More than 3 months overdue but less than 6 months overdue	**1**	60
More than 6 months overdue	**–**	413
	28	539

The trade debtors at 30 June 2009 which amounted to RMB25 million (equivalent to HK$28 million) (2008: RMB474 million, equivalent to HK$539 million) represented the toll income receivable from Hangzhou Henderson Qianjiang Third Bridge Company, Limited (the "Third Bridge JV"), a 60% owned subsidiary of the Group which is engaged in the operation of a toll bridge in Hangzhou, mainland China. The toll income has been collected on behalf of the Group since January 2004 by 杭州市 "四自" 工程道路綜合收費管理處 (Hangzhou City "Sizi" Engineering & Highway General Toll Fee Administration Office), a relevant government body in Hangzhou (the "Hangzhou Government Body") in accordance with the terms of the agreement entered into between the Third Bridge JV and the Hangzhou Government Body. During the twelve months ended 30 June 2009, amounts totalling RMB696 million (equivalent to HK$790 million) were received by the Third Bridge JV from the Hangzhou Government Body resulting in the toll income receivable at 30 June 2008 having been fully recovered.

In respect of other trade and other receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. Normally, the Group does not obtain collateral from customers.

The Group maintains a defined credit policy and the exposure to credit risk is monitored on an ongoing basis. Regular review and follow-up actions are carried out on the overdue amounts. Adequate impairment losses have been made for the estimated irrecoverable amounts.

Notes to the Unaudited Condensed Interim Financial Statements

15 Cash and cash equivalents

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Deposits with banks	**1,363**	771
Cash at banks and in hand	**45**	65
Cash and cash equivalents in the consolidated balance sheet	**1,408**	836
Cash and cash equivalents attributable to Maanshan Highway JV and which amount is classified as held for sale (note 19 (a))	**12**	–
Cash and cash equivalents in the condensed consolidated cash flow statement	**1,420**	836

Included in the cash and cash equivalents at 30 June 2009 was a total sum being the equivalent of HK$561 million (2008: HK$69 million) which was maintained in mainland China and is subject to foreign exchange control regulations.

16 Bank loans

At 30 June 2009, bank loans were unsecured except for an amount of HK$29 million grouped under "Liabilities associated with assets classified as held for sale" (2008: HK$40 million grouped under "Bank loans") which was secured by the Group's toll highway operating right (see notes 19(a) and 13).

17 Trade and other payables

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Trade creditors	**26**	27
Accrued expenses and other payables	**24**	45
	50	72

The carrying amount at 30 June 2009 excludes an amount of HK$10 million which is attributable to Maanshan Highway JV and which amount is grouped under liabilities associated with assets classified as held for sale (note 19 (a)).

Notes to the Unaudited Condensed Interim Financial Statements

17 Trade and other payables (continued)

The ageing analysis of trade creditors of the Group at 30 June 2009 was as follows:

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Due within 1 month or on demand	**–**	–
Due after 1 month but within 3 months	**13**	13
Due after 3 months but within 6 months	**–**	12
Due after 6 months	**13**	2
	26	27

18 Amounts due to affiliates

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Amount due to a fellow subsidiary	**3**	16
Amounts due to minority shareholders	**80**	126
	83	142

The carrying amount at 30 June 2009 excludes an amount of HK$10 million which is attributable to Maanshan Highway JV and which amount is grouped under liabilities associated with assets classified as held for sale (note 19 (a)).

Amount due to a fellow subsidiary is unsecured, bears interest by reference to Hong Kong Interbank Offered Rate and is repayable on demand. The amounts due to minority shareholders are unsecured, interest-free and repayable on demand.

19 Disposal groups

(a) Disposal of interest in Maanshan Highway JV

As detailed in note 3, the Group had entered into an agreement to dispose of its interest in Maanshan Highway JV during the period. The results associated with the operations of Maanshan Highway JV for the period since it was classified as a disposal group are presented below:

	HK$ million
Revenue	**16**
Expenses	**(9)**
Profit for the period	**7**

Notes to the Unaudited Condensed Interim Financial Statements

19 Disposal groups (continued)

(a) Disposal of interest in Maanshan Highway JV (continued)

At 30 June 2009, the major classes of assets and liabilities associated with the operations of Maanshan Highway JV are as follows:

	HK$ million
Assets	
Property, plant and equipment (note 12)	3
Toll highway operating right (note 13)	177
Trade and other receivables (note 14)	6
Cash and cash equivalents (note 15)	12
	198
Liabilities	
Secured bank loans (note 16)	
– repayable within 1 year	(18)
– repayable after 1 year but within 2 years	(11)
	(29)
Trade and other payables (note 17)	(10)
Amount due to a minority shareholder (note 18)	(10)
Current taxation	(2)
	(51)
Net assets classified as held for sale	147

(b) Disposal of interests in Ningbo Subsidiaries

The Group previously entered into a sale and purchase agreement with Fenghua Transportation Investment Co., Ltd 奉化市交通投資公司, a minority shareholder of Ningbo Subsidiaries (as defined below), to dispose of its entire interests in Ningbo Nickwell Highway Development Company Limited, Ningbo Wise Link Highway Development Company Limited and Ningbo Rayter Highway Development Company Limited (collectively referred to as the "Ningbo Subsidiaries") at a cash consideration of RMB70 million (approximately HK$75 million).

During the year ended 30 June 2008, the transaction was completed and the Group recorded a profit of HK$5 million from the Ningbo Subsidiaries and a net gain on disposal of approximately HK$21 million.

Notes to the Unaudited Condensed Interim Financial Statements

20 Capital and reserves

	Attributable to equity shareholders of the Company							
	Share capital	Share premium	Capital reserve	Exchange reserve	Retained profits (restated)	Total (restated)	Minority interests	Total equity (restated)
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
At 1 July 2007								
As previously reported	609	4,216	13	62	12,062	16,962	565	17,527
Adoption of HK(IFRIC)-Int 12	-	-	-	-	(38)	(38)	-	(38)
As restated	609	4,216	13	62	12,024	16,924	565	17,489
Final dividend approved in respect of the previous financial year (note 10(b))	-	-	-	-	(457)	(457)	-	(457)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	-	-	-	66	-	66	41	107
Realisation of exchange reserve on disposal of subsidiaries	-	-	-	(8)	-	(8)	(6)	(14)
Reduction of share premium	-	(4,216)	-	-	4,216	-	-	-
Profit for the year	-	-	-	-	35,392	35,392	86	35,478
Dividends declared in respect of the current year (note 10(a))								
- interim dividend	-	-	-	-	(61)	(61)	-	(61)
- distributions	-	-	-	-	(50,262)	(50,262)	-	(50,262)
Dividends paid to minority shareholders	-	-	-	-	-	-	(16)	(16)
Increase in shareholding in a subsidiary	-	-	-	-	-	-	(148)	(148)
Disposal of subsidiaries	-	-	-	-	-	-	(108)	(108)
At 30 June 2008	609	-	13	120	852	1,594	414	2,008

Notes to the Unaudited Condensed Interim Financial Statements

20 Capital and reserves (continued)

	Attributable to equity shareholders of the Company						
	Share capital HK$ million	Capital reserve HK$ million	Exchange reserve HK$ million	Retained profits (restated) HK$ million	Total (restated) HK$ million	Minority interests HK$ million	Total equity (restated) HK$ million
At 1 July 2008							
As previously reported	609	13	120	888	1,630	414	2,044
Adoption of HK(IFRIC)-Int 12	-	-	-	(36)	(36)	-	(36)
As restated	609	13	120	852	1,594	414	2,008
Final dividend approved in respect of the previous financial year (note 10(b))	-	-	-	(61)	(61)	-	(61)
Exchange difference on translation of accounts of subsidiaries outside Hong Kong	-	-	(3)	-	(3)	(1)	(4)
Profit for the period	-	-	-	102	102	81	183
First interim dividend declared in respect of the current period (note 10(a))	-	-	-	(61)	(61)	-	(61)
Dividends paid to minority shareholders	-	-	-	-	-	(88)	(88)
At 30 June 2009	**609**	**13**	**117**	**832**	**1,571**	**406**	**1,977**

21 Capital commitments

At 30 June 2009, the Group did not have any capital commitment not provided for in these condensed interim financial statements (2008: HK$Nil).

Notes to the Unaudited Condensed Interim Financial Statements

22 Material related party transactions

In addition to the transactions disclosed elsewhere in these condensed interim financial statements, the Group entered into the following material related party transactions during the period/year:

(a) Transaction with a fellow subsidiary

	For the twelve months ended 30 June	
	2009	2008
	HK$ million	HK$ million
Continuing operations		
Interest expense	–	3

(b) Key management personnel remuneration

Remuneration for key management personnel of the Group is set out in note 9. Certain of the directors received remuneration from the Company's intermediate holding company for services provided to the Group. No apportionment has been made as the directors are of the opinion that it is impracticable to apportion the amounts between their services to the Company's intermediate holding company and its subsidiaries.

23 Non-adjusting post balance sheet event

Subsequent to the balance sheet date, the directors declared a second interim dividend, further details of which are disclosed in note 10(a).

Financial Review

The following discussions should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the twelve months ended 30 June 2009.

Material acquisitions and disposals

On 12 March 2009, Hong Kong Vigorous Limited ("Vigorous"), a 70%-owned subsidiary of the Company, entered into an agreement (the "Agreement") with 馬鞍山市過境公路建設開發有限公司 (Maanshan City Cross Border Highway Construction Development Company Limited) ("Maanshan Highway JV Partner"), a state-owned enterprise which has a 30% beneficial interest in Maanshan Huan Tong Highway Development Limited ("Maanshan Highway JV", being the joint venture engaged in the operation of Maanshan City Ring Road), in relation to the sale by Vigorous of its entire 70% interest in Maanshan Highway JV to Maanshan Highway JV Partner for a consideration of RMB122 million (equivalent to HK$138 million). At 30 June 2009, the transaction had yet to be completed and the assets and liabilities associated with the operations of Maanshan Highway JV had been classified as held for sale. Further details are set out in note 3 and note 19(a) to the Company's unaudited condensed consolidated interim financial statements for the twelve months ended 30 June 2009.

Save as disclosed above, the Group did not undertake any significant acquisition or other significant disposal of subsidiaries or assets during the twelve months ended 30 June 2009.

Results of operations

The Group's operations comprise the infrastructure business in mainland China, being the operating right of a toll bridge in Hangzhou, Zhejiang Province and the operating right of a toll highway in Maanshan, Anhui Province. Turnover for the twelve months ended 30 June 2009 amounted to HK$299 million (2008: HK$272 million), representing an increase of HK$27 million, or 10%, over that for the financial year ended 30 June 2008. The increase was primarily driven by the increase in traffic volume of the toll bridge and in exchange gain upon conversion of Renminbi to Hong Kong dollars during the period when compared with the financial year ended 30 June 2008.

Profit attributable to equity shareholders for the twelve months ended 30 June 2009 amounted to HK$102 million (2008 (restated): HK$35,392 million), representing a decrease of HK$35,290 million from that for the financial year ended 30 June 2008. Such a decrease was due to the fact that the profit attributable to equity shareholders (restated) of HK$35,392 million for the financial year ended 30 June 2008 included the profit attributable to equity shareholders from discontinued operations of HK$35,265 million, which figure comprised (i) the Group's share of post-tax profit of The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") of HK$1,484 million for the financial year ended 30 June 2008; and (ii) the gain on disposal of the Group's entire interest in Hong Kong and China Gas (the "Transaction", which was completed on 17 December 2007) of HK$33,781 million.

Excluding the effect of the abovementioned discontinued operations for the financial year ended 30 June 2008, the profit attributable to equity shareholders for the financial year ended 30 June 2008 amounted to HK$127 million. The profit attributable to equity shareholders of HK$102 million for the twelve months ended 30 June 2009 represented a decrease of HK$25 million, or 20%, from the financial year ended 30 June 2008. This was mainly attributable to the fact that, despite an increase in profit contribution from the Group's infrastructure business during the period, the Group earned less bank interest income during the period for the reasons that the Group maintained a lower average cash balance during the period when compared with the financial year ended 30 June 2008 subsequent to the Group's cash distribution to equity shareholders of HK$3,687 million (or HK$1.21 per share) in January 2008 out of the proceeds from the Transaction, and that the average bank deposit interest rates were lower during the period when compared with those for the financial year ended 30 June 2008.

Financial resources, liquidity and loan maturity profile

At 30 June 2009, the aggregate amount of the Group's bank borrowings was HK$79 million (2008: HK$40 million). The cash and bank balances, the maturity profile of the bank borrowings and the gearing ratio of the Group were as follows:

	At 30 June 2009 HK$ million	At 30 June 2008 HK$ million
Cash and bank balances	**1,420**	836
Less: Bank borrowings repayable		
– Within 1 year	**68**	11
– After 1 year but within 2 years	**11**	18
– After 2 years but within 5 years	**–**	11
Total bank borrowings	**79**	40
Net cash and bank balances	**1,341**	796
Gearing ratio	**Nil**	Nil

Finance costs for the twelve months ended 30 June 2009 amounted to HK$2 million (2008: HK$5 million) which were immaterial to the Group's operations.

Based on the Group's net cash and bank balances of HK$1,341 million at 30 June 2009, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group's financing and treasury activities are centrally managed at the corporate level. The Group's bank borrowings bear floating interest rates and are denominated in Renminbi to finance its infrastructure business in mainland China. During the period, the Group did not enter into any derivative financial instruments for speculative or hedging purposes. The Group monitors closely its interest rate exposure and foreign exchange rate exposure (the latter being its investments in the infrastructure business in mainland China which is denominated in Renminbi and is not hedged) and will consider hedging these exposures should the need arise.

Apart from the foregoing, the Group did not have any material exposures to interest rates or foreign exchange rates at 30 June 2009.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2009, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operating right. At 30 June 2009, the outstanding balance of the Group's secured bank loans was HK$29 million (2008: HK$40 million).

Capital commitments

At 30 June 2009, the Group did not have any capital commitments (2008: Nil).

Contingent liabilities

At 30 June 2009, the Group did not have any contingent liabilities (2008: Nil).

Employees and remuneration policy

At 30 June 2009, the Group had approximately 200 (2008: 215) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the continuing and discontinued operations for the twelve months ended 30 June 2009 amounted to HK$10 million (2008: HK$13 million).

Other Information

Review of Second Interim Results

The second unaudited interim results for the twelve months ended 30 June 2009 have been reviewed by the auditors of the Company, PricewaterhouseCoopers in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants, the report of which is included on page 40.

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in August 2009 and reviewed the systems of internal control and compliance and the second interim report for the twelve months ended 30 June 2009.

Code on Corporate Governance Practices

During the twelve months ended 30 June 2009, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

Changes in the Information of Directors

Pursuant to Rule 13.51B(1) of the Listing Rules, changes in the information of Directors of the Company required to be disclosed are shown as follows:

Mr. Lee Ka Kit was appointed a Justice of Peace by The Government of the Hong Kong Special Administrative Region on 1 July 2009. In addition, Mr. Gordon Kwong Che Keung ceased to be a director of Ping An Insurance (Group) Company of China, Ltd., a company listed on The Stock Exchange of Hong Kong Limited, on 3 June 2009.

Changes in the amount of the Directors' remuneration are set out in note 9 to the unaudited condensed consolidated interim financial statements on pages 16 and 17.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 28 August 2009

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

Directors' Interests in Shares

As at 30 June 2009, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Investment Limited	Lee Shau Kee	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	1				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	1				2,076,089,007	2,076,089,007	68.13
	Li Ning	1		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	2	6,666				6,666	0.00
	Lee King Yue	3	1,001,739				1,001,739	0.03
Henderson Land Development Company Limited	Lee Shau Kee	4	7,269,006		1,149,305,866		1,156,574,872	53.88
	Lee Ka Kit	4				1,149,305,866	1,149,305,866	53.54
	Lee Ka Shing	4				1,149,305,866	1,149,305,866	53.54
	Li Ning	4		1,149,305,866			1,149,305,866	53.54
	Lee Tat Man	5	111,393				111,393	0.01
	Lee King Yue	6	252,263		19,800		272,063	0.01
	Woo Ka Biu, Jackson	7		2,000			2,000	0.00

Henderson Investment Limited

Ordinary Shares (unless otherwise specified) (continued)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	8			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	9			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	10	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	8				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	9				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	10				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	8		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	9		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	10		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares (unless otherwise specified) (continued)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Drinkwater Investment Limited	Leung Hay Man	11			5,000		5,000	4.49
	Woo Po Shing	12			3,250		3,250	2.92
Henfield Properties Limited	Lee Ka Kit	13			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	14			100		100	100.00
	Lee Ka Kit	14				100	100	100.00
	Lee Ka Shing	14				100	100	100.00
	Li Ning	14		100			100	100.00
Pettystar Investment Limited	Lee Shau Kee	15			3,240		3,240	80.00
	Lee Ka Kit	15				3,240	3,240	80.00
	Lee Ka Shing	15				3,240	3,240	80.00
	Li Ning	15		3,240			3,240	80.00

Save as disclosed above, none of the Directors or the Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or its associated corporations as defined in the SFO.

Arrangements to Purchase Shares or Debentures

At no time during the twelve months ended 30 June 2009 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Henderson Investment Limited

Substantial Shareholders' and Others' Interests

As at 30 June 2009, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	2,076,089,007	68.13
Riddick (Cayman) Limited (Note 1)	2,076,089,007	68.13
Hopkins (Cayman) Limited (Note 1)	2,076,089,007	68.13
Henderson Development Limited (Note 1)	2,070,473,859	67.94
Henderson Land Development Company Limited (Note 1)	2,070,473,859	67.94
Kingslee S.A. (Note 1)	2,070,473,859	67.94
Banshing Investment Limited (Note 1)	802,854,200	26.35
Markshing Investment Limited (Note 1)	602,398,418	19.77
Covite Investment Limited (Note 1)	363,328,900	11.92
Persons other than Substantial Shareholders:		
Gainwise Investment Limited (Note 1)	217,250,000	7.13

Notes:

1. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which was 100% held by Henderson Land Development Company Limited ("HL") which in turn was 53.47% held by Henderson Development Limited ("HD"); and (ii) 5,615,148 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these shares.

3. Mr. Lee King Yue was the beneficial owner of these shares.

4. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,269,006 shares and for the remaining 1,149,305,866 shares, (i) 570,743,800 shares were owned by HD; (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 247,239,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 39.68% held by HL which in turn was 53.47% held by HD; and (v) 1,366,066 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HD and Fu Sang as set out in Note 1, China Gas and HL by virtue of the SFO. As Directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As Director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

5. Mr. Lee Tat Man was the beneficial owner of these shares.

6. Of these shares, Mr. Lee King Yue was the beneficial owner of 252,263 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

7. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

8. These shares were held by Hopkins as trustee of the Unit Trust.

9. These shares were held by Hopkins as trustee of the Unit Trust.

10. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

11. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

12. These shares were held by Coningham Investment Inc. which was owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

13. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited, an indirect wholly-owned subsidiary of HL.

14. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares of each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Heyield Estate Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

15. Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares of each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all their interests and, liable for all liabilities in Allied Best Investment Limited.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF HENDERSON INVESTMENT LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 5 to 29, which comprises the consolidated balance sheet of Henderson Investment Limited (the "Company") as at 30 June 2009 and the related consolidated profit and loss account and consolidated statement of changes in equity and condensed consolidated cash flow statement for the twelve months then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 28 August 2009

目錄

二零零八／二零零九年度第二份中期業績摘要

	截至六月三十日止十二個月		
	二零零九年	二零零八年	
	未經審核	經審核	
	港幣百萬元	港幣百萬元	變動
營業額	**299**	272	+10%
股東應佔盈利			
－持續營運業務*(二零零八年度－重列)*	**102**	127	−20%
－已終止營運業務	**–**	35,265	
	102	35,392	−100%
	港幣	港幣	
每股盈利－基本及攤薄			
－持續營運業務	**0.03**	0.04	−25%
－已終止營運業務	**–**	11.57	
	0.03	11.61	−100%
每股股息	**0.04**	0.04	–
	於二零零九年	於二零零八年	
	六月三十日	六月三十日	
	港幣百萬元	港幣百萬元	
資產淨值*(二零零八年－重列)見註*	**1,571**	1,594	−1%
	港幣	港幣	
每股資產淨值*(二零零八年－重列)見註*	**0.52**	0.52	–

註： 以上所述之資產淨值均為本公司股東應佔數額

截至二零零九年六月三十日止十二個月之第二份未經審核中期業績乃因財政年度年結日由六月三十日更改為十二月三十一日而編製，有關財政年度更改之詳情已載於本公司一份日期為二零零九年三月十九日之聯合公佈內。根據公司註冊處處長按公司條例(香港法例第三十二章)第127(2)條而發出之指示，本公司將不會於二零零九年內召開之股東週年大會上呈交經審核賬目。

第二份中期業績及第二次中期股息

董事局宣佈截至二零零九年六月三十日止十二個月，本集團未經審核之股東應佔盈利為港幣一億零二百萬元，而上一年度同期則為港幣三百五十三億九千二百萬元(經重列)。每股盈利為港幣0.03元(二零零八年財政年度：港幣11.61元)。

盈利下跌主因是於截至二零零八年六月三十日止財政年度，本集團獲得來自因出售持有之香港中華煤氣有限公司全部權益所帶來之港幣三百五十二億六千五百萬元之一次性收益。撇除此項來自已終止營運業務收益之影響，本集團截至二零零九年六月三十日止十二個月來自持續營運業務之股東應佔盈利為港幣一億零二百萬元，較二零零八年六月三十日止十二個月財政年度之港幣一億二千七百萬元(經重列)，減少港幣二千五百萬元或20%，此乃本集團之銀行利息收入下降所致。

董事局宣佈派發第二次中期股息每股港幣二仙予於二零零九年十二月三日登記在公司股東名冊內之股東。連同已派發之第一次中期股息每股港幣二仙，截至二零零九年六月三十日止十二個月共派股息每股港幣四仙(二零零八年財政年度：每股港幣四仙)。

截止過戶日期

本公司將於二零零九年十一月二十七日(星期五)至二零零九年十二月三日(星期四)止(首尾兩天包括在內)，暫停辦理股份登記及過戶手續。為確保享有第二次中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零九年十一月二十六日(星期四)下午四時正前，送達香港灣仔皇后大道東28號金鐘匯中心26樓本公司之股份登記及過戶處卓佳標準有限公司辦理過戶手續。第二次中期股息單將於二零零九年十二月四日(星期五)寄送各股東。

管理層討論及分析

業務回顧

自二零零七年十二月向恒基兆業地產有限公司出售持有之香港中華煤氣有限公司之全部權益後，本公司集中於內地經營基建業務，本集團組合內之核心資產為其於杭州錢江三橋之60%權益。

在回顧期內，本公司決定悉售其持有之馬鞍山環通公路全部權益，藉此將其於該收費公路之投資以合理價格變現。誠如本公司於二零零九年三月十二日所公佈，一間本公司佔70%權益之附屬公司與馬鞍山環通公路發展有限公司(「馬鞍山公路合營」，此乃營運馬鞍山環通公路之合營企業)之合營夥伴簽訂一項協議，出售該附屬公司持有之馬鞍山公路合營之全部70%權益予馬鞍山公路合營之合營夥伴，代價為人民幣一億二千二百萬元。於本中期報告日期，該項交易尚未完成。

儘管面對全球經濟衰退，本集團之業務於截至二零零九年六月三十日止十二個月內繼續錄得穩定增長。來自杭州錢江三橋之通行費收入達港幣二億五千六百萬元，較上一年同期增加19%，增長主要是受惠於本期內交通流量及人民幣兑換港幣之匯兑收益，均較截至二零零八年六月三十日止十二個月財政年度有所上升。基於有關出售本集團於馬鞍山環通公路權益之合約於二零零九年三月簽訂，在出售後該收費公路及其有關之資產及負債已分類為出售集團，來自馬鞍山環通公路之通行費收入由二零零八年七月一日至出售日期期間內計入本集團之營業額內，而分類為出售集團後，收費公路收益則於截至二零零九年六月三十日止十二個月之本集團簡明綜合損益計算表之「出售集團之本期盈利」確認入賬。本集團營業額之分類如下表顯示：

	通行費收入 (截至六月三十日止十二個月) 二零零九年 港幣百萬元	 二零零八年 港幣百萬元	變動
杭州錢江三橋	**256**	216	+19%
馬鞍山環通公路	**43^**	56	–23%
合計	**299**	272	+10%

^ *營業額僅包含由二零零八年七月一日至出售日期之通行費收入。*

杭州錢江三橋位處104國道，延綿約5.8公里，横跨浙江省杭州錢塘江，連接杭州南部市區、蕭山及濱江。該收費大橋為貫通北京市及福建省之主要幹線，亦是通往杭州機場各主要道路之樞紐。

展望

在今年上半年，中國經濟已出現復甦跡象，第一季及第二季國內生產總值分別較二零零八年同期增長6.1%及7.9%。根據國家統計局數據，二零零九年首六個月基礎設施投資額（不包括電力）按年上升超過57%。展望未來，本集團相信，由於杭州錢江三橋位處杭州之優越位置，以及中央政府推行促進內地經濟平穩較快發展之措施下，集團於該項目之投資將可繼續取得令人滿意之回報。本集團財政十分穩健，將有助集團把握市場上可能出現之投資良機。

簡明中期財務報表

綜合損益計算表

	附註	截至六月三十日止十二個月 二零零九年 （未經審核） 港幣百萬元	二零零八年 （重列） 港幣百萬元
持續營運業務：			
營業額	六	**299**	272
直接成本		**(65)**	(70)
		234	202
其他收入／其他收益		**23**	72
行政費用		**(19)**	(48)
出售集團之本期盈利	十九	**7**	5
出售集團之出售盈利淨額	十九(b)	**–**	21
經營盈利		**245**	252
融資成本	七(a)	**(2)**	(5)
除稅前盈利	七	**243**	247
所得稅	八	**(60)**	(34)
持續營運業務之本期／年度盈利		**183**	213
已終止營運業務：			
已終止營運業務之本期／年度盈利	四	**–**	35,265
本期／年度盈利		**183**	35,478
盈利分配：			
本公司股東			
－持續營運業務		**102**	127
－已終止營運業務	四	**–**	35,265
		102	35,392
少數股東			
－持續營運業務		**81**	86
－已終止營運業務		**–**	–
		81	86
本期／年度盈利		**183**	35,478

簡明中期財務報表

綜合損益計算表(續)

	附註	截至六月三十日止十二個月 二零零九年 (未經審核) 港幣百萬元	二零零八年 (重列) 港幣百萬元
屬於本期／年度應付予本公司股東之股息	十(a)		
本期／年度宣派之中期股息		**61**	61
於結算日後宣派之中期股息		**61**	–
本期／年度核准及支付發放款		**–**	50,262
於結算日後擬派發之末期股息		**–**	61
		122	50,384
		港幣	港幣
每股盈利－基本及攤薄	十一		
由持續營運業務		**0.03**	0.04
由已終止營運業務		**–**	11.57
		0.03	11.61

第51頁至第69頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合資產負債表

	附註	於二零零九年 六月三十日 (未經審核) 港幣百萬元	於二零零八年 六月三十日 (重列) 港幣百萬元
非流動資產			
物業、廠房及設備	十二	**1**	4
無形經營權	十三	**529**	749
其他非流動資產		**77**	99
		607	852
流動資產			
應收賬款及其他應收款	十四	**71**	580
應收關連公司款		**–**	82
現金及現金等價物	十五	**1,408**	836
		1,479	1,498
分類為待出售之資產	十九	**198**	–
		1,677	1,498
流動負債			
銀行借款	十六	**50**	11
應付賬款及其他應付款	十七	**50**	72
應付關連公司款	十八	**83**	142
本期稅項		**56**	74
		239	299
分類為待出售之資產之相關負債	十九	**51**	–
		290	299
流動資產淨值		**1,387**	1,199
總資產減流動負債		**1,994**	2,051

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零九年 六月三十日 (未經審核) 港幣百萬元	於二零零八年 六月三十日 (重列) 港幣百萬元
非流動負債			
銀行借款	十六	**–**	29
遞延稅項負債		**17**	14
		17	43
資產淨值		**1,977**	2,008
資本及儲備	二十		
股本		**609**	609
儲備		**962**	985
本公司股東應佔權益總額		**1,571**	1,594
少數股東權益		**406**	414
權益總額		**1,977**	2,008

第51頁至第69頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合權益變動表

	附註	截至六月三十日止十二個月 二零零九年 （未經審核） 港幣百萬元	二零零八年 （重列） 港幣百萬元
於七月一日之權益總額	二十		
前期呈報		**2,044**	17,527
採納香港（國際財務報告詮釋委員會）－詮釋第12號	二	**(36)**	(38)
重列		**2,008**	17,489
本期／年度直接於權益內確認之淨（支出）／收益			
換算香港以外附屬公司財務報表之匯兌差額		**(4)**	107
由權益轉撥			
匯兌儲備於出售附屬公司時變現		**–**	(14)
本期／年度盈利		**183**	35,478
本期／年度已確認之收益及支出總額		**179**	35,571
分配予：			
－本公司股東		**99**	35,450
－少數股東		**80**	121
		179	35,571
本期／年度核准及支付之股息			
－2007／08中期股息	十(a)	**–**	(61)
－2008／09第一次中期股息	十(a)	**(61)**	–
－屬於上一財政年度，並於本期／年度核准及支付之末期股息	十(b)	**(61)**	(457)
		(122)	(518)
本期／年度核准及支付發放款		**–**	(50,262)
已付少數股東股息		**(88)**	(16)
增加附屬公司權益之有關少數股東權益		**–**	(148)
出售附屬公司之有關少數股東權益		**–**	(108)
於六月三十日之權益總額	二十	**1,977**	2,008

第51頁至第69頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

簡明綜合現金流量表

	附註	截至六月三十日止十二個月 二零零九年 (未經審核) 港幣百萬元	 二零零八年 (經審核) 港幣百萬元
營運活動所得╱(所用)的現金淨值			
減少三橋合營之應收通行費收入	十四	**790**	–
其他營運現金流量		**(79)**	(40)
		711	(40)
投資活動所得的現金淨值			
出售附屬公司及聯營公司之淨收入		–	6,818
支付收購聯營公司進一步權益之款項		–	(601)
支付收購附屬公司進一步權益之款項		–	(145)
出售出售集團之淨收入		–	75
股息收入		**1**	1
利息收入		**16**	61
添置無形經營權		**(8)**	–
可供出售證券發放款		–	8
減少應收投資公司款		–	5
減少╱(增加)應收關連公司款		**82**	(16)
減少應收聯營公司款		–	2
其他投資現金流量		**(1)**	1
		90	6,209
融資活動所用的現金淨值			
支付發放款予股東		–	(6,826)
支付股息予股東		**(122)**	(526)
償還同母系附屬公司款		**(13)**	(1,637)
償還少數股東款		**(33)**	(32)
支付股息予少數股東		**(88)**	(16)
銀行新來借款		**50**	34
償還銀行借款		**(11)**	(23)
		(217)	(9,026)
現金及現金等價物之淨額增加╱(減少)		**584**	(2,857)
於七月一日之現金及現金等價物	十五	**836**	3,686
外幣兌換率改變之影響		–	7
於六月三十日之現金及現金等價物	十五	**1,420**	836

第51頁至第69頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表(未經審核)附註

一 編製基準

本簡明中期財務報表包括恒基兆業發展有限公司(「本公司」)及其附屬公司(統稱「本集團」)。

根據二零零九年三月十九日董事會(「董事會」)決議案,本公司之財政年度年結日由六月三十日更改為十二月三十一日,以使其與中介控股公司—恒基兆業地產有限公司(「恒基地產」)之財政年度年結日一致。據此,本財政期間將涵蓋二零零八年七月一日至二零零九年十二月三十一日之十八個月。現編製之本簡明中期財務報表涵蓋二零零八年七月一日至二零零九年六月三十日之十二個月期間,而綜合損益計算表、綜合權益變動表及簡明綜合現金流量表與有關附註所呈列之比較數字則涵蓋二零零七年七月一日至二零零八年六月三十日之財政年度。

本簡明中期財務報表乃根據適用的《香港聯合交易所有限公司證券上市規則》披露規定,包括遵照香港會計師公會頒佈之《香港會計準則》第34號「中期財務報告」而編製。本簡明中期財務報表於二零零九年八月二十八日獲授權刊發。

本簡明中期財務報表乃根據與本集團截至二零零八年六月三十日止年度財務報表(「二零零八年年度財務報表」)內所採納之相同會計政策而編製,惟預期採納《香港(國際財務報告詮釋委員會)》—詮釋第12號「服務特許權的安排」而須要在截至二零零九年十二月三十一日止期間之本集團財務報表內反映除外,有關詳情載於附註二。

按照《香港會計準則》第34號編製之簡明中期財務報表需要管理層作出判斷、估計及假設。該等判斷、估計及假設均影響政策之應用,以及按本年截至報告日期為止呈報之資產及負債、收入及支出之金額。

本簡明中期財務報表包括簡明綜合賬目及經篩選的附註解釋。此等附註載有多項事件與交易之説明,此等説明對了解本集團自刊發二零零八年年度財務報表以來之財務狀況之變動與表現均非常重要。此簡明中期財務報表及附註並不包含按照香港會計師公會頒佈之《香港財務報告準則》(「香港財務報告準則」)編製全份財務報表所需之全部資料。

此簡明中期財務報表乃未經審核,惟已由羅兵咸永道會計師事務所根據香港會計師公會頒佈之《香港審閱準則》第2410號「由實體的獨立核數師執行中期財務資料審閱」作出審閱。羅兵咸永道會計師事務所致董事會之審閱報告已刊載於第80頁。

簡明中期財務報表(未經審核)附註

二　主要會計政策

香港會計師公會頒佈了適用於本集團及於二零零八年一月一日或其後開始的會計期間生效之《香港(國際財務報告詮釋委員會)》— 詮釋第12號「服務特許權的安排」，因此該詮釋在本集團之本會計期間生效。

《香港(國際財務報告詮釋委員會)》— 詮釋第12號適用於由私人營運商參與公營服務基建的發展、融資、營運和維修基礎建設的合約性安排。採納《香港(國際財務報告詮釋委員會)》— 詮釋第12號導致應用於本集團收費橋樑的會計政策有追溯變更。本集團已取得經營收費權(特許權)向公營服務使用者收費之情形下的收費橋樑以一項無形經營權列賬。無形經營權之成本根據本集團收費橋樑經營年期29年內以直線法攤銷。比較數字已經重列。

採納《香港(國際財務報告詮釋委員會)》— 詮釋第12號導致以下財務影響：

	於二零零九年六月三十日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
資產負債表		
無形經營權增加	**529**	563
物業、廠房及設備減少	**(563)**	(599)
保留盈利減少	**(34)**	(36)

	截至六月三十日止十二個月	
	二零零九年 港幣百萬元	二零零八年 港幣百萬元
損益計算表		
本期／年度攤銷費用增加	**41**	38
本期／年度折舊費用減少	**(43)**	(40)

本集團現正評估尚未在截至二零零九年十二月三十一日止之會計期間內生效及不在本簡明中期財務報表中採納之修訂、新準則及新詮釋在首次應用期間的預期影響。至目前為止，本集團預期採納於二零零九年一月一日或其後開始的會計期間生效之《香港會計準則》第一號(經修訂)「財務報表之呈報」可能導致財務報表出現新披露或修訂披露。至於有關其他修訂、新準則及新詮釋，本集團尚未能確定其會否對本集團之經營業績或財務狀況構成重大影響。

簡明中期財務報表(未經審核)附註

三　出售一間附屬公司

於二零零九年三月十二日，本公司佔70%權益之一間附屬公司—香港鏗鏘有限公司(「鏗鏘」)與馬鞍山市過境公路建設開發有限公司(「馬鞍山公路合營夥伴」，為一所國有企業並持有馬鞍山環通公路發展有限公司(「馬鞍山公路合營」，此乃營運馬鞍山環通公路之合營企業)之30%權益)達成協議，有關鏗鏘出售其於馬鞍山公路合營之全部70%權益予馬鞍山公路合營夥伴，代價為人民幣122,000,000元(相等於港幣138,000,000元)。於本簡明中期財務報表授權刊發日，此項交易尚未完成。

於二零零九年六月三十日，有關馬鞍山公路合營營運之資產及負債，包括收費高速公路經營權，已分類為待出售之類別。有關詳情載於附註十九(a)。

於上述之出售完成後，本集團之主要業務將繼續為中國內地之基建項目。

四　已終止營運業務

截至二零零八年六月三十日止年度，本集團之已終止營運業務包括本集團出售予恒基地產之本集團於聯營公司香港中華煤氣有限公司(「香港中華煤氣」)之權益。

截至二零零八年六月三十日止年度，已終止營運業務之業績如下：

	港幣百萬元
應佔聯營公司盈利減虧損	1,484
出售持有本集團於香港中華煤氣權益之兩間全資附屬公司及有關股東貸款之盈利淨額	33,781
	35,265

五　分部資料

由於截至二零零八年六月三十日止年度及二零零九年六月三十日止十二個月，本集團之營業額及經營業績全部來自中國內地之基建項目業務，因此並無呈列於上述兩期間之分部資料。本期基建項目業務之營業額為港幣299,000,000元(二零零八年：港幣272,000,000元)，而分部業績為港幣223,000,000元(二零零八年(重列)：港幣195,000,000元)。

簡明中期財務報表(未經審核)附註

六　營業額

本期／年度確認之營業額分析如下：

	截至六月三十日止十二個月	
	二零零九年	二零零八年
	港幣百萬元	港幣百萬元
持續營運業務		
通行費收入	**299**	272

七　除税前盈利

持續營運業務之除税前盈利，已扣除／(計入)下列各項：

	截至六月三十日止十二個月	
	二零零九年	二零零八年 (重列)
	港幣百萬元	港幣百萬元
(a)　融資成本		
銀行借款及透支	**2**	2
須於五年內全數償還之其他借款	**–**	3
	2	5
(b)　其他項目		
攤銷	**49**	49
折舊	**1**	1
利息收入	**(16)**	(59)

簡明中期財務報表（未經審核）附註

八　所得稅

	截至六月三十日止十二個月	
	二零零九年	二零零八年
	港幣百萬元	港幣百萬元
持續營運業務		
本期稅項		
－中國內地	**50**	35
－以往年度撥備少計	**7**	1
遞延稅項		
－源自及撥回暫時性差異	**(4)**	(2)
－未分派盈利預提所得稅	**7**	–
	60	34

由於本期／年度內沒有應課稅香港利得稅之盈利，所以並沒有計提香港利得稅撥備。

香港以外附屬公司稅項乃按有關司法管轄區適用稅率計算。

於二零零七年三月十六日，中華人民共和國全國人民代表大會通過《中華人民共和國企業所得稅法》。據此，從二零零八年一月一日起五年內，本集團主要所得稅率逐步提升至較高之25%稅率。由二零零八年一月一日至二零零八年十二月三十一日期間及二零零九年六月三十日止六個月期間適用的主要所得稅率分別為18%及20%。

此外，於外資企業自二零零八年一月一日以後所賺取的保留盈利中進行的股息分派，須按5%或10%的稅率繳納預提所得稅。截至二零零九年六月三十日止十二個月期間，適用的預提所得稅率為5%。

簡明中期財務報表(未經審核)附註

九　董事酬金

截至二零零九年六月三十日止十二個月，董事酬金如下：

	截至二零零九年六月三十日止十二個月				
	董事袍金 港幣千元	薪金、酬金、其他津貼及福利 港幣千元	退休金供款 港幣千元	酌定花紅 港幣千元	總計 港幣千元
執行董事					
李兆基博士	20	–	–	–	20
李家傑	20	–	–	–	20
林高演	20	–	–	–	20
李家誠	20	–	–	–	20
李達民	20	–	–	–	20
孫國林	20	–	–	–	20
李鏡禹	20	–	–	–	20
劉壬泉	20	–	–	–	20
李　寧	20	–	–	–	20
郭炳濠	20	–	–	–	20
黃浩明	20	–	–	–	20
薛伯榮	20	–	–	–	20
非執行董事					
胡寶星爵士	20	–	–	–	20
阮北耀	20	–	–	–	20
梁希文	20	180	–	–	200
胡家驃	–	–	–	–	–
獨立非執行董事					
鄺志強	20	180	–	–	200
高秉強教授	20	180	–	–	200
胡經昌	20	180	–	–	200
總計	360	720	–	–	1,080

簡明中期財務報表(未經審核)附註

九 董事酬金(續)

截至二零零九年六月三十日止十二個月，董事酬金如下：(續)

	截至二零零八年六月三十日止年度				
	董事袍金 港幣千元	薪金、酬金、其他津貼及福利 港幣千元	退休金供款 港幣千元	酌定花紅 港幣千元	總計 港幣千元
執行董事					
李兆基博士	20	–	–	–	20
李家傑	20	–	–	–	20
林高演	20	–	–	–	20
李家誠	20	–	–	–	20
李達民	20	–	–	–	20
孫國林	20	–	–	–	20
李鏡禹	20	–	–	–	20
劉壬泉	20	–	–	–	20
李　寧	20	–	–	–	20
郭炳濠	20	–	–	–	20
黃浩明	20	–	–	–	20
薛伯榮	20	–	–	–	20
非執行董事					
胡寶星爵士	20	–	–	–	20
阮北耀	20	–	–	–	20
梁希文	20	180	–	–	200
胡家驃	–	–	–	–	–
獨立非執行董事					
鄺志強	20	180	–	–	200
高秉強教授	20	180	–	–	200
胡經昌	20	180	–	–	200
總計	360	720	–	–	1,080

於本期間及上期間並無任何董事放棄或同意放棄任何酬金的安排。

簡明中期財務報表(未經審核)附註

十 股息

(a) 屬於本期／年度應付予本公司股東之股息

	截至六月三十日止十二個月	
	二零零九年	二零零八年
	港幣百萬元	港幣百萬元
已宣派2007／08中期股息每股港幣二仙	**–**	61
已宣派2008／09第一次中期股息每股港幣二仙	**61**	–
於結算日後宣派之2008／09第二次中期股息每股港幣二仙	**61**	–
本期／年度核准及支付發放款每股港幣零元（二零零八年：每股港幣16.4938元）	**–**	50,262
於結算日後擬派發之2007／08末期股息每股港幣二仙	**–**	61
	122	50,384

根據二零零七年十二月七日舉行之股東特別大會上通過之普通決議案，緊接完成出售持有本集團於香港中華煤氣權益之兩間全資附屬公司(「交易」)(詳情列於附註四內)，本公司按每股已發行股份派發港幣15.2838元或總金額港幣46,575,000,000元。以本公司每股已發行股份計，上述之派發包括(i)以實物分派形式派發股份權益票據，賦予可獲分配0.209股恒基地產股份連同所有權利；及(ii)現金派發每股港幣1.03元(金額為港幣3,139,000,000元)。此項派發已於二零零七年十二月十七日從交易收益中支付。此外，於二零零八年一月十七日削減股份溢價賬後，本公司已於二零零八年一月二十五日從交易收益中支付進一步派發按本公司每股已發行股份港幣1.21元或總值港幣3,687,000,000元之現金。

於各自的結算日後宣派之2008／09第二次中期股息及擬派發之2007／08末期股息尚未於各自的結算日確認為負債。

(b) 屬於上一財政年度，並於本期／年度核准及支付予本公司股東之股息

	截至六月三十日止十二個月	
	二零零九年	二零零八年
	港幣百萬元	港幣百萬元
屬於上一財政年度，並於本期／年度核准及支付之末期股息每股港幣二仙（二零零八年：每股港幣一角五仙）	**61**	457

簡明中期財務報表(未經審核)附註

十一 每股盈利－基本及攤薄

(a) 由持續營運業務

每股基本及攤薄盈利乃按本公司股東應佔盈利港幣102,000,000元(二零零八年(重列):港幣127,000,000元),並按本期／年度內已發行普通股之加權平均數3,047,327,395股(二零零八年:3,047,327,395股)計算。

(b) 由已終止營運業務

截至二零零八年六月三十日止年度每股基本及攤薄盈利乃按本公司股東應佔盈利港幣35,265,000,000元,並按該年度內已發行普通股之加權平均數3,047,327,395股計算。

十二 物業、廠房及設備

	收費橋樑 港幣百萬元	裝修、設備、傢俱、裝置及車輛 港幣百萬元	總值 港幣百萬元
成本值			
於二零零七年七月一日			
前期呈報	792	47	839
採納香港(國際財務報告詮釋委員會)—詮釋第12號	(792)	–	(792)
重列	–	47	47
匯兑調整	–	2	2
添置	–	1	1
出售	–	(26)	(26)
撇除	–	(7)	(7)
於二零零八年六月三十日(重列)	–	17	17
於二零零八年七月一日			
前期呈報	861	17	878
採納香港(國際財務報告詮釋委員會)—詮釋第12號	(861)	–	(861)
重列	–	17	17
添置	–	1	1
轉撥至分類為待出售之資產(附註十九(a))	–	(6)	(6)
於二零零九年六月三十日	–	12	12

簡明中期財務報表（未經審核）附註

十二 物業、廠房及設備（續）

	收費橋樑 港幣百萬元	裝修、設備、傢俱、裝置及車輛 港幣百萬元	總值 港幣百萬元
累計折舊			
於二零零七年七月一日			
前期呈報	200	43	243
採納香港（國際財務報告詮釋委員會）—詮釋第12號	(200)	–	(200)
重列	–	43	43
匯兑調整	–	1	1
本年度折舊	–	1	1
出售	–	(25)	(25)
撇除	–	(7)	(7)
於二零零八年六月三十日（重列）	–	13	13
於二零零八年七月一日			
前期呈報	262	13	275
採納香港（國際財務報告詮釋委員會）—詮釋第12號	(262)	–	(262)
重列	–	13	13
本期折舊	–	1	1
轉撥至分類為待出售之資產（附註十九(a)）	–	(3)	(3)
於二零零九年六月三十日	–	11	11
賬面淨值			
於二零零九年六月三十日	**–**	**1**	**1**
於二零零八年六月三十日（重列）	–	4	4

簡明中期財務報表(未經審核)附註

十三 無形經營權

	收費橋樑經營權 港幣百萬元	收費高速公路經營權 港幣百萬元	總值 港幣百萬元
成本值			
於二零零七年七月一日			
前期呈報	–	256	256
採納香港(國際財務報告詮釋委員會)—詮釋第12號	792	–	792
重列	792	256	1,048
匯兑調整	69	27	96
於二零零八年六月三十日(重列)	861	283	1,144
於二零零八年七月一日			
前期呈報	–	283	283
採納香港(國際財務報告詮釋委員會)—詮釋第12號	861	–	861
重列	861	283	1,144
匯兑調整	(2)	(1)	(3)
添置	8	–	8
轉撥至分類為待出售之資產(附註十九(a))	–	(282)	(282)
於二零零九年六月三十日	867	–	867

簡明中期財務報表(未經審核)附註

十三 無形經營權(續)

	收費橋樑經營權 港幣百萬元	收費高速公路經營權 港幣百萬元	總值 港幣百萬元
累計攤銷			
於二零零七年七月一日			
前期呈報	–	77	77
採納香港(國際財務報告詮釋委員會)—詮釋第12號	238	–	238
重列	238	77	315
匯兑調整	22	9	31
本年度攤銷	38	11	49
於二零零八年六月三十日(重列)	298	97	395
於二零零八年七月一日			
前期呈報	–	97	97
採納香港(國際財務報告詮釋委員會)—詮釋第12號	298	–	298
重列	298	97	395
匯兑調整	(1)	–	(1)
本期攤銷	41	8	49
轉撥至分類為待出售之資產(附註十九(a))	–	(105)	(105)
於二零零九年六月三十日	338	–	338
賬面淨值			
於二零零九年六月三十日	**529**	–	**529**
於二零零八年六月三十日(重列)	563	186	749

於二零零八年六月三十日，收費高速公路經營權已抵押以取得本集團之銀行借款。

簡明中期財務報表(未經審核)附註

十四 應收賬款及其他應收款

	於二零零九年六月三十日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
應收貿易賬款	**28**	539
按金、預付費用及其他應收賬款	**6**	9
應收代價款	**37**	32
	71	580

於二零零九年六月三十日之賬面值並不包括一項為數港幣6,000,000元屬於馬鞍山公路合營並分類為待出售類別之款項(附註十九(a))。

於二零零九年六月三十日，本集團之應收貿易賬款之賬齡分析如下：

	於二零零九年六月三十日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
未逾期或逾期少於一個月	**24**	21
逾期一至三個月內	**3**	45
逾期超過三個月但少於六個月	**1**	60
逾期超過六個月	**–**	413
	28	539

於二零零九年六月三十日，應收貿易賬款人民幣25,000,000元(相等於港幣28,000,000元)(二零零八年：人民幣474,000,000元，相等於港幣539,000,000元)為本集團擁有60%權益之附屬公司杭州恒基錢江三橋有限公司(在中國內地杭州市經營一條收費橋樑)(「三橋合營」)之應收通行費收入。有關通行費收入乃根據三橋合營與杭州市"四自"工程道路綜合收費管理處(一所位於杭州市之相關政府機構)(「杭州政府機構」)訂立之合同條款由杭州政府機構自二零零四年一月起代本集團收取。截至二零零九年六月三十日止十二個月內，三橋合營已從杭州政府機構收回合共人民幣696,000,000元(相等於港幣790,000,000元)之金額，因此於二零零八年六月三十日之應收通行費收入已經全數收回。

有關其他應收賬款及其他應收款，所給予客戶的信貸條款一般乃鑑於每一客戶之財政實力及過往還款狀況作基準。在一般情況下，本集團並無向客戶獲取抵押品。

本集團設有特定信貸政策及持續監控信貸風險，對逾期款項會採取定期審閱及跟進措施。預期不可收回之數額已計提足夠的減值虧損。

簡明中期財務報表（未經審核）附註

十五 現金及現金等價物

	於二零零九年 六月三十日 港幣百萬元	於二零零八年 六月三十日 港幣百萬元
銀行定存	**1,363**	771
銀行存款及現金	**45**	65
綜合資產負債表之現金及現金等價物	**1,408**	836
屬於馬鞍山公路合營並分類為待出售類別之現金及現金等價物（附註十九(a)）	**12**	–
簡明綜合現金流量表之現金及現金等價物	**1,420**	836

於二零零九年六月三十日，現金及現金等價物中包括存於中國內地及受中國外匯條例管制總額相等於港幣561,000,000元（二零零八年：港幣69,000,000元）之款項。

十六 銀行借款

於二零零九年六月三十日，除一項為數港幣29,000,000元歸類為「分類為待出售之資產之相關負債」（二零零八年：歸類為「銀行借款」港幣40,000,000元）是以本集團之收費高速公路經營權作抵押外（參閱附註十九(a)及十三），銀行借款均為無抵押。

十七 應付賬款及其他應付款

	於二零零九年 六月三十日 港幣百萬元	於二零零八年 六月三十日 港幣百萬元
應付貿易賬款	**26**	27
應付費用及其他應付款	**24**	45
	50	72

於二零零九年六月三十日之賬面值並不包括一項為數港幣10,000,000元屬於馬鞍山公路合營並歸類為待出售之資產之相關負債之款項（附註十九(a)）。

簡明中期財務報表(未經審核)附註

十七 應付賬款及其他應付款(續)

於二零零九年六月三十日，本集團之應付貿易賬款之賬齡分析如下：

	於二零零九年六月三十日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
一個月內到期或按要求償還	**–**	–
一個月後但三個月內到期	**13**	13
三個月後但六個月內到期	**–**	12
六個月後到期	**13**	2
	26	27

十八 應付關連公司款

	於二零零九年六月三十日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
應付同母系附屬公司款	**3**	16
應付少數股東款	**80**	126
	83	142

於二零零九年六月三十日之賬面值並不包括一項為數港幣10,000,000元屬於馬鞍山公路合營並歸類為待出售之資產之相關負債之款項(附註十九(a))。

應付同母系附屬公司款為無抵押，計息(利息參考香港銀行同業拆息利率)及按要求償還。應付少數股東款為無抵押，免息及按要求償還。

十九 出售集團

(a) 出售馬鞍山公路合營之權益

如詳載於附註三，於本期內，本集團經已達成協議出售於馬鞍山公路合營之權益。本期內有關馬鞍山公路合營並自其被分類為出售集團後之營運業績如下：

	港幣百萬元
收入	**16**
支出	**(9)**
本期盈利	**7**

簡明中期財務報表(未經審核)附註

十九 出售集團(續)

(a) 出售馬鞍山公路合營之權益(續)

於二零零九年六月三十日，有關馬鞍山公路合營營運之主要資產及負債如下：

	港幣百萬元
資產	
物業、廠房及設備(附註十二)	**3**
收費高速公路經營權(附註十三)	**177**
應收賬款及其他應收款(附註十四)	**6**
現金及現金等價物(附註十五)	**12**
	198
負債	
已抵押銀行借款(附註十六)	
－於一年內償還	**(18)**
－於一年後但於二年內償還	**(11)**
	(29)
應付賬款及其他應付款(附註十七)	**(10)**
應付少數股東款(附註十八)	**(10)**
本期税項	**(2)**
	(51)
分類為待出售之資產淨值	**147**

(b) 出售寧波附屬公司之權益

本集團過往與寧波附屬公司(定義見下文)之少數股東奉化市交通投資公司訂立出售寧波盈輝公路發展有限公司、寧波智領公路發展有限公司和寧波唯達公路發展有限公司(統稱「寧波附屬公司」)全部權益協議，現金代價為人民幣70,000,000元(約為港幣75,000,000元)。

該項交易於截至二零零八年六月三十日止年度內完成，本集團錄得寧波附屬公司之盈利為港幣5,000,000元，並確認約港幣21,000,000元之出售盈利淨額。

簡明中期財務報表(未經審核)附註

二十 資本及儲備

	本公司股東應佔權益							
	股本	股份溢價	資本儲備	匯兑儲備	保留盈利 (重列)	合計 (重列)	少數股東權益	權益總額 (重列)
	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元	港幣百萬元
於二零零七年七月一日								
前期呈報	609	4,216	13	62	12,062	16,962	565	17,527
採納香港(國際財務報告詮釋委員會)－詮釋第12號	–	–	–	–	(38)	(38)	–	(38)
重列	609	4,216	13	62	12,024	16,924	565	17,489
批准屬於上一財政年度之末期股息(附註十(b))	–	–	–	–	(457)	(457)	–	(457)
換算香港以外附屬公司財務報表之匯兑差額	–	–	–	66	–	66	41	107
匯兑儲備於出售附屬公司時變現	–	–	–	(8)	–	(8)	(6)	(14)
削減股份溢價	–	(4,216)	–	–	4,216	–	–	–
本年度盈利	–	–	–	–	35,392	35,392	86	35,478
本年度已宣派之股息(附註十(a))								
－中期股息	–	–	–	–	(61)	(61)	–	(61)
－派發	–	–	–	–	(50,262)	(50,262)	–	(50,262)
已付少數股東股息	–	–	–	–	–	–	(16)	(16)
增加附屬公司權益	–	–	–	–	–	–	(148)	(148)
出售附屬公司	–	–	–	–	–	–	(108)	(108)
於二零零八年六月三十日	609	–	13	120	852	1,594	414	2,008

簡明中期財務報表(未經審核)附註

二十 資本及儲備(續)

	本公司股東應佔權益						
	股本 港幣百萬元	資本儲備 港幣百萬元	匯兌儲備 港幣百萬元	保留盈利 (重列) 港幣百萬元	合計 (重列) 港幣百萬元	少數股東權益 港幣百萬元	權益總額 (重列) 港幣百萬元
於二零零八年七月一日							
前期呈報	609	13	120	888	1,630	414	2,044
採納香港(國際財務報告詮釋委員會)－詮釋第12號	–	–	–	(36)	(36)	–	(36)
重列	609	13	120	852	1,594	414	2,008
批准屬於上一財政年度之末期股息(附註十(b))	–	–	–	(61)	(61)	–	(61)
換算香港以外附屬公司財務報表之匯兌差額	–	–	(3)	–	(3)	(1)	(4)
本期盈利	–	–	–	102	102	81	183
本期間已宣派之第一次中期股息(附註十(a))	–	–	–	(61)	(61)	–	(61)
已付少數股東股息	–	–	–	–	–	(88)	(88)
於二零零九年六月三十日	**609**	**13**	**117**	**832**	**1,571**	**406**	**1,977**

廿一 資本承擔

於二零零九年六月三十日，本集團沒有並未於本簡明中期財務報表內計提之任何資本承擔項目(二零零八年：港幣零元)。

簡明中期財務報表(未經審核)附註

廿二 重大關連人士交易

除已披露於本簡明中期財務報表其他地方內之交易外，本集團於本期／年度內曾達成下列之重大關連人士交易：

(a) 與一間同母系附屬公司之交易

	截至六月三十日止十二個月	
	二零零九年	二零零八年
	港幣百萬元	港幣百萬元
持續營運業務		
利息支出	**–**	3

(b) 主要管理層成員之酬金

本集團主要管理層成員之酬金載列於附註九內。若干董事於本公司之中介控股公司收取其於本集團之服務酬金。根據各董事之意見，將酬金按各董事服務分配予本公司之中介控股公司及其附屬公司之方法並不可行，因此酬金未作分配。

廿三 非調整之結算日後事項

董事會於結算日後宣派第二次中期股息，有關詳情列載於附註十(a)。

財務回顧

以下討論應與本公司截至二零零九年六月三十日止十二個月未經審核簡明綜合中期財務報表一併參閱。

重要收購及出售

於二零零九年三月十二日，一間本公司佔70%權益之附屬公司香港鏗鏘有限公司(「鏗鏘」)與持有馬鞍山環通公路發展有限公司(「馬鞍山公路合營」，此乃營運馬鞍山環通公路之合營企業)30%權益之國有企業—馬鞍山市過境公路建設開發有限公司(「馬鞍山公路合營夥伴」)簽訂一項協議，有關出售鏗鏘持有之馬鞍山公路合營之全部70%權益予馬鞍山公路合營夥伴，代價為人民幣122,000,000元(相等於港幣138,000,000元)。於二零零九年六月三十日，該項交易尚未完成，而有關馬鞍山公路合營營運之資產及負債已分類為待出售之類別。詳情刊載於本公司截至二零零九年六月三十日止十二個月未經審核簡明綜合中期財務報表之附註三及十九(a)。

除上述之交易外，截至二零零九年六月三十日止十二個月內，集團並未有達成對附屬公司或資產之任何重大收購或其他重大出售。

經營業績

本集團之營運業務為於中國內地從事基建業務，包括經營一條位於浙江省杭州之收費大橋之經營權及一條位於安徽省馬鞍山之收費高速公路之經營權。截至二零零九年六月三十日止十二個月內，營業額為港幣299,000,000元(二零零八年：港幣272,000,000元)，較截至二零零八年六月三十日止財政年度增加港幣27,000,000元或10%。增長主要是受惠於本期內交通流量及人民幣兌換港幣之匯兌收益，均較截至二零零八年六月三十日止財政年度有所上升。

截至二零零九年六月三十日止十二個月，股東應佔盈利為港幣102,000,000元(二零零八年(重列)：港幣35,392,000,000元)，較截至二零零八年六月三十日止財政年度減少港幣35,290,000,000元。此乃由於截至二零零八年六月三十日止財政年度之股東應佔盈利港幣35,392,000,000元(重列)包含了港幣35,265,000,000元來自已終止營運業務之股東應佔盈利，當中包括：(i)本集團應佔香港中華煤氣有限公司(「香港中華煤氣」)截至二零零八年六月三十日止財政年度之除税後盈利港幣1,484,000,000元；及(ii)出售所持香港中華煤氣全部權益(「交易」，其並已於二零零七年十二月十七日完成)所獲盈利港幣33,781,000,000元。

撇除上述截至二零零八年六月三十日止財政年度內已終止營運業務之影響，本集團截至二零零八年六月三十日止財政年度之股東應佔盈利為港幣127,000,000元。本集團截至二零零九年六月三十日止十二個月之股東應佔盈利港幣102,000,000元較截至二零零八年六月三十日止財政年度減少港幣25,000,000元或20%。主要原因是儘管於本期內本集團來自基建業務之盈利貢獻有所增加，惟基於本集團於二零零八年一月從交易收益中向股東分派港幣3,687,000,000元(或每股港幣1.21元)現金後，令本集團於期內保持之平均現金結餘較截至二零零八年六月三十日止財政年度有所下降，及本期內平均銀行存款利率較截至二零零八年六月三十日止財政年度內之有關利率為低，從而使本集團於本期內所賺取之銀行利息收入減少。

財務資源、資金流動性及債務償還期

於二零零九年六月三十日，本集團銀行借貸總額為港幣79,000,000元（二零零八年：港幣40,000,000元）。本集團之現金及銀行結餘、銀行借貸償還期及借貸比率如下：

	於二零零九年六月三十日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
現金及銀行結餘	**1,420**	836
減：須償還之銀行借貸		
－於一年內償還	**68**	11
－於一年後但二年內償還	**11**	18
－於二年後但五年內償還	**–**	11
銀行借貸總額	**79**	40
現金及銀行結餘淨額	**1,341**	796
借貸比率	**零**	零

融資成本於截至二零零九年六月三十日止十二個月為港幣2,000,000元（二零零八年：港幣5,000,000元），對本集團之營運無足輕重。

基於本集團於二零零九年六月三十日擁有現金及銀行結餘淨額達港幣1,341,000,000元，本集團具備充裕之財務資源應付日常營運及未來擴展之資金需求。

庫務及財務管理

本集團之融資及庫務活動乃由公司層面集中執管。本集團之銀行借貸按浮動利率計息，以人民幣計值為中國內地之基建業務提供資金。於本期內，本集團概無為投機或對沖目的訂立任何衍生金融工具。本集團密切監察其利率風險及匯率風險（後者來自其於中國內地基建業務之投資以人民幣計值且並無作出對沖），並將於有需要時考慮對沖該等風險。

除上述者外，於二零零九年六月三十日，本集團概無任何重大之利率或匯率風險。

資產抵押

於二零零九年六月三十日，除銀行授予本公司一間於中國內地從事基建項目之附屬公司之若干項目融資貸款乃以本集團收費高速公路之經營權作抵押外，本集團概無抵押資產予任何第三方。於二零零九年六月三十日，本集團有抵押銀行借款結餘額為港幣29,000,000元（二零零八年：港幣40,000,000元）。

資本承擔

於二零零九年六月三十日，本集團概無任何資本承擔（二零零八年：零）。

或然負債

於二零零九年六月三十日，本集團概無任何或然負債（二零零八年：零）。

僱員及薪酬政策

於二零零九年六月三十日，本集團約有200名（二零零八年：215名）全職僱員。僱員之薪酬與市場及同業水平相若。年終花紅視乎員工之個別表現酌情發放。其他僱員福利包括醫療保險、退休計劃、培訓課程及教育津貼。

截至二零零九年六月三十日止十二個月，持續營運業務及已終止營運業務之員工成本總額為港幣10,000,000元（二零零八年：港幣13,000,000元）。

其他資料

第二份中期業績之審閱

截至二零零九年六月三十日止十二個月之第二份未經審核中期業績已由本公司之核數師羅兵咸永道會計師事務所按照香港會計師公會頒佈之香港審閱準則第2410號－「由實體的獨立核數師執行中期財務資料審閱」進行審閱，而其審閱報告載列於第八十頁。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內概無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年八月舉行會議，審閱內部監控系統及截至二零零九年六月三十日止十二個月之第二份中期業績報告。

企業管治常規守則

截至二零零九年六月三十日止十二個月內，除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則。本公司認為李兆基博士具有豐富之營商經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為本公司董事進行證券交易之守則(「該守則」)。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

董事資料之變動

根據上市規則第13.51B(1)條，有關須予披露之本公司董事資料之變動如下：

李家傑先生於二零零九年七月一日獲香港特別行政區政府委任為太平紳士。此外，鄺志強先生自二零零九年六月三日起不再為中國平安保險(集團)股份有限公司之董事，而該公司於香港聯合交易所有限公司上市。

董事薪酬之變動載列於第五十六頁及第五十七頁未經審核簡明綜合中期財務報表附註九中。

承董事局命
公司秘書
廖祥源 謹啟

香港，二零零九年八月二十八日

於本報告日期，董事局成員包括：(1)執行董事：李兆基(主席)、李家傑、林高演、李家誠、李達民、孫國林、李鏡禹、劉壬泉、李寧、郭炳濠、黃浩明及薛伯榮；(2)非執行董事：胡寶星、阮北耀、梁希文及胡家驃(胡寶星之替代董事)；以及(3)獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零九年六月三十日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有的權益及淡倉如下：

普通股（除文義另有所指外）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業發展有限公司	李兆基	1	34,779,936		2,076,089,007		2,110,868,943	69.27
	李家傑	1				2,076,089,007	2,076,089,007	68.13
	李家誠	1				2,076,089,007	2,076,089,007	68.13
	李　寧	1		2,076,089,007			2,076,089,007	68.13
	李達民	2	6,666				6,666	0.00
	李鏡禹	3	1,001,739				1,001,739	0.03
恒基兆業地產有限公司	李兆基	4	7,269,006		1,149,305,866		1,156,574,872	53.88
	李家傑	4				1,149,305,866	1,149,305,866	53.54
	李家誠	4				1,149,305,866	1,149,305,866	53.54
	李　寧	4		1,149,305,866			1,149,305,866	53.54
	李達民	5	111,393				111,393	0.01
	李鏡禹	6	252,263		19,800		272,063	0.01
	胡家驃	7		2,000			2,000	0.00

恒基兆業發展有限公司

普通股（除文義另有所指外）（續）

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	8			8,190（普通股A股）		8,190（普通股A股）	100.00
	李兆基	9			3,510（無投票權B股）		3,510（無投票權B股）	100.00
	李兆基	10	35,000,000（無投票權遞延股份）		15,000,000（無投票權遞延股份）		50,000,000（無投票權遞延股份）	100.00
	李家傑	8				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家傑	9				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家傑	10				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李家誠	8				8,190（普通股A股）	8,190（普通股A股）	100.00
	李家誠	9				3,510（無投票權B股）	3,510（無投票權B股）	100.00
	李家誠	10				15,000,000（無投票權遞延股份）	15,000,000（無投票權遞延股份）	30.00
	李　寧	8		8,190（普通股A股）			8,190（普通股A股）	100.00
	李　寧	9		3,510（無投票權B股）			3,510（無投票權B股）	100.00
	李　寧	10		15,000,000（無投票權遞延股份）			15,000,000（無投票權遞延股份）	30.00

普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
精威置業有限公司	梁希文	11			5,000		5,000	4.49
	胡寶星	12			3,250		3,250	2.92
興輝置業有限公司	李家傑	13			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	14			100		100	100.00
	李家傑	14				100	100	100.00
	李家誠	14				100	100	100.00
	李　寧	14		100			100	100.00
Pettystar Investment Limited	李兆基	15			3,240		3,240	80.00
	李家傑	15				3,240	3,240	80.00
	李家誠	15				3,240	3,240	80.00
	李　寧	15		3,240			3,240	80.00

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司(定義見證券及期貨條例)的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於二零零九年六月三十日止十二個月內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零九年六月三十日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	股份權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited (附註1)	2,076,089,007	68.13
Riddick (Cayman) Limited (附註1)	2,076,089,007	68.13
Hopkins (Cayman) Limited (附註1)	2,076,089,007	68.13
恒基兆業有限公司 (附註1)	2,070,473,859	67.94
恒基兆業地產有限公司 (附註1)	2,070,473,859	67.94
Kingslee S.A. (附註1)	2,070,473,859	67.94
賓勝置業有限公司 (附註1)	802,854,200	26.35
敏勝置業有限公司 (附註1)	602,398,418	19.77
踞威置業有限公司 (附註1)	363,328,900	11.92
主要股東以外之人士：		
Gainwise Investment Limited (附註1)	217,250,000	7.13

附註：

1. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中，(i)恒基兆業地產有限公司（「恒地」）全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、踞威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股，而恒基兆業有限公司（「恒兆」）持有恒地53.47%；及(ii)5,615,148股由富生有限公司（「富生」）擁有。Hopkins (Cayman) Limited （「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited （「Rimmer」）及Riddick (Cayman) Limited （「Riddick」）分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李鏡禹先生實益擁有。

4. 該等股份中，李兆基博士實益擁有7,269,006股，而其餘之1,149,305,866股股份中，(i)570,743,800股由恒兆擁有；(ii)7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii)145,090,000股由Cameron Enterprise Inc.擁有；247,239,300股由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股由World Crest Ltd.全資擁有之Spreadral Limited擁有；及Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.均為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒兆全資擁有；(iv)5,602,600股由香港中華煤氣有限公司（「煤氣」）之全資附屬Superfun Enterprises Limited擁有，恒地持有煤氣39.68%，而恒兆則持有恒地53.47%；及(v)1,366,066股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒兆及富生（列載於附註1）、煤氣及恒地的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

5. 該等股份由李達民先生實益擁有。

6. 該等股份中，李鏡禹先生實益擁有252,263股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

7. 該等股份由胡家驃先生之妻子擁有。

8. Hopkins作為單位信託之受託人持有該等股份。

9. Hopkins作為單位信託之受託人持有該等股份。

10. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

11. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc.擁有。

12. 該等股份由胡寶星爵士及其妻子各擁有50%之Fong Fun Investment Inc.之全資附屬Coningham Investment Inc.擁有。

13. 該等股份中，(i)4,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii)6,000股由恒地間接全資擁有公司恒基中國集團有限公司全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

14. 該等股份中，(i)80股由恒地全資附屬達榮發展有限公司擁有；(ii)10股由恒兆全資附屬恒基財務有限公司擁有；及(iii)Perfect Bright Properties Inc.及Furnline Limited各自擁有5股，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股(「A股」)之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於喜田地產有限公司之所有權益及承擔所有責任。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

15. 該等股份中，(i)3,038股由恒地擁有；及(ii)202股由Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股(「A股」)之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於福佳投資有限公司之所有權益及承擔所有責任。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

中期財務資料的審閱報告
致恒基兆業發展有限公司董事會
(於香港註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第45至69頁的中期財務資料，此中期財務資料包括恒基兆業發展有限公司(「貴公司」)於二零零九年六月三十日的綜合資產負債表與截至該日止十二個月期間的相關綜合損益計算表、綜合權益變動表和簡明綜合現金流量表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師
香港，二零零九年八月二十八日

This Interim Report is printed on environmentally friendly paper
本中期報告以環保紙張印刷

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Investment Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 97)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 3 December 2009 at 11:00 a.m. is set out on pages 14 to 17 of this circular.

7 September 2009

CONTENTS

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 3 December 2009 at 11:00 a.m.;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Investment Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Second Interim Report"	the Company's second interim report for the twelve months ended 30 June 2009;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	2 September 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Notice"	the notice convening the Annual General Meeting dated 7 September 2009 set out on pages 14 to 17 of this circular;

"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;
"Shares"	the shares of nominal value of HK$0.20 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 97)

Executive Directors:
Dr. the Hon. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee Tat Man
Suen Kwok Lam
Lee King Yue
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Augustine Wong Ho Ming
Sit Pak Wing

Non-executive Directors:
Sir Po-shing Woo
Philip Yuen Pak Yiu
Leung Hay Man
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

7 September 2009

To the Shareholders of the Company

Dear Sir or Madam,

**PROPOSALS FOR
GENERAL MANDATES TO REPURCHASE THE COMPANY'S
OWN SHARES AND TO ISSUE SHARES
AND
RE-ELECTION OF THE RETIRING DIRECTORS**

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purposes of this circular are to provide you with the Notice and information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of the retiring Directors, and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters. As disclosed in the Company's joint announcement dated 19 March 2009, the Company changed its financial year end date from 30 June to 31 December. Hence, no audited accounts will be submitted to the Annual General Meeting in accordance with the direction granted by the Registrar of Companies under section 127(2) of the Companies Ordinance.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 8 December 2008, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate (representing a general mandate to allot, issue and deal with a maximum of 609,465,479 Shares on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting) by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 116 of the Articles of Association / the code on the corporate governance practices under the Listing Rules, Mr. Colin Lam Ko Yin, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Patrick Kwok Ping Ho, Mr. Augustine Wong Ho Ming and Mr. Leung Hay Man shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

The Notice is set out on pages 14 to 17 of this circular.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of shareholders at a general meeting must be taken by poll. The Chairman of the Annual General Meeting will, therefore, exercise his power under Article 80 of the Articles of Association to put each of the resolutions to be proposed at the Annual General Meeting to be voted by way of a poll. Article 85 of the Articles of Association provides that on a poll, every Shareholder present in person or by proxy shall have one vote for every Share held by that Shareholder.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

A form of proxy in connection with the business of the Annual General Meeting is enclosed with this circular for your attention. Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,047,327,395 Shares.

Subject to the passing of the ordinary resolution number 3(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 304,732,739 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30 June 2008, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest *HK$*	Lowest *HK$*
2008	September	0.540	0.330
	October	0.445	0.290
	November	0.430	0.340
	December	0.520	0.360
2009	January	0.550	0.445
	February	0.630	0.465
	March	0.510	0.420
	April	0.560	0.450
	May	0.660	0.475
	June	0.700	0.550
	July	0.750	0.560
	August	0.740	0.630
	September (up to the Latest Practicable Date)	0.650	0.630

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates (as defined in the Listing Rules), has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 69.27% of the existing share capital of the Company. On the assumption of the full exercise of the Repurchase Mandate, the controlling shareholder's shareholding interests in the Company will be increased to approximately 76.97%. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Mr. Colin Lam Ko Yin, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Patrick Kwok Ping Ho, Mr. Augustine Wong Ho Ming and Mr. Leung Hay Man, all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association / the code on the corporate governance practices under the Listing Rules and, being eligible, have offered themselves for re-election. Save as disclosed hereinbelow, there are no other matters relating to their re-election that need to be brought to the attention of Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

LAM Ko Yin, Colin, *FCILT, FHKIoD*, aged 58, has been an Executive Director of the Company since 1988 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 36 years' experience in banking and property development. He is a member of the Court of The University of Hong Kong, a Director of The University of Hong Kong Foundation for Educational Development and Research Limited and a Director of Fudan University Education Development Foundation. Mr. Lam was awarded an Honorary University Fellowship by The University of Hong Kong in 2008. He is a Fellow of The Chartered Institute of Logistics and Transport in Hong Kong and a Fellow of The Hong Kong Institute of Directors. Mr. Lam is the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Land Development Company Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Mr. Lam has not held any other directorships in listed public companies in the last three years.

Mr. Lam was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Mr. Lam had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of Smartie Food. The affairs of Smartie Food had been completely wound up in December 1995.

As at the Latest Practicable Date, Mr. Lam did not have any interest in the shares in the Company or its associated corporation(s) within the meaning of Part XV of the Securities and Futures Ordinance. He is a director of Gainwise Investment Limited (which has a 7.13% shareholding interest in the Company), Banshing Investment Limited, Markshing Investment Limited and Covite Investment Limited (substantial shareholders of the Company) as well as Henderson Land Development Company Limited, Henderson Development Limited, Rimmer (Cayman) Limited, Riddick (Cayman) Limited and Hopkins (Cayman) Limited (controlling shareholders of the Company) which have aggregate interests in 2,076,089,007 shares in the Company, representing 68.13% of the issued share capital of the Company. Save as disclosed herein, Mr. Lam has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lam was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LEE Tat Man, aged 72, has been an Executive Director of the Company since 1972. He has been engaged in property development in Hong Kong for more than 30 years. He is also a director of Henderson Land Development Company Limited, which is a company listed on the Stock Exchange. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. Mr. Lee is the brother of Dr. Lee Shau Kee.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 6,666 shares in the Company (less than 0.01% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Second Interim Report. He is a director of Kingslee S.A., Henderson Land Development Company Limited, Henderson Development Limited, Rimmer (Cayman) Limited, Riddick (Cayman) Limited and Hopkins (Cayman) Limited (controlling shareholders of the Company) which have aggregate interests in 2,076,089,007 shares in the Company, representing 68.13% of the issued share capital of the Company. Save as disclosed herein, Mr. Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LEE King Yue, aged 83, has been an Executive Director of the Company since 1972. He joined Henderson Development Limited, the ultimate holding company of the Company on its incorporation in 1973 and has been engaged with the Chairman in property development for over 50 years. He is also an executive director of Henderson Land Development Company Limited, which is a company listed on the Stock Exchange. He is also a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years.

Mr. Lee was a non-executive director of Smartie Food Services Company Limited ("Smartie Food") from June 1989 to April 1994. Smartie Food was a company incorporated in Hong Kong and engaged in the business of roasted meat. By a court order of 18 May 1994, Smartie Food was put into winding up by the court. Mr. Lee had resigned as a director of Smartie Food before the winding up and did not take part in any matters giving rise to the winding up of Smartie Food. The affairs of Smartie Food had been completely wound up in December 1995.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 1,001,739 shares in the Company (representing 0.03% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. The details of his other interests in associated corporation(s) of the Company are disclosed in the Second Interim Report. He is a director of Gainwise Investment Limited (which has a 7.13% shareholding interest in the Company), Banshing Investment Limited, Markshing Investment Limited and Covite Investment Limited (substantial shareholders of the Company) as well as Kingslee S.A. and Henderson Land Development Company Limited (controlling shareholders of the Company) which have aggregate interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, Mr. Lee has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

KWOK Ping Ho, Patrick, *BSc, MSc, Post-Graduate Diploma in Surveying, ACIB*, aged 56, has been an Executive Director of the Company since 1988. He holds a B.Sc. (Engineering) degree, an M.Sc. (Administrative Sciences) degree and a Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Land Development Company Limited, which is a company listed on the Stock Exchange, and a non-executive director of Henderson Sunlight Asset Management Limited, the manager of the publicly-listed Sunlight Real Estate Investment Trust, as well as a director of various members of the Group. Save as disclosed herein, Mr. Kwok has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Kwok did not have any interest in the shares in the Company or its associated corporation(s) within the meaning of Part XV of the Securities and Futures Ordinance. He is also a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, Mr. Kwok has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Kwok was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

WONG Ho Ming, Augustine, *MSc, MEcon, FHKIS, MRICS, MCIArb, RPS (GP), JP*, aged 48, has been an Executive Director of the Company since 1997. He joined Henderson Land Development Company Limited group in 1996. He is a registered professional surveyor and has over 25 years' experience in property appraisal, dealing and development. He was appointed as Justice of the Peace by the Government of the Hong Kong Special Administrative Region in 2008. Save as disclosed herein, Mr. Wong has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Wong did not have any interest in the shares in the Company or its associated corporation(s) within the meaning of Part XV of the Securities and Futures Ordinance, and had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Wong was not appointed for a specific term but was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive a director's fee of HK$20,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

LEUNG Hay Man, *FRICS, FCIArb, FHKIS*, aged 75, has been a Director of the Company since 1977 and was re-designated as Non-executive Director in 2004. He is a Chartered Surveyor. He is also a director of Henderson Land Development Company Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited, all of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Leung has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Leung did not have any interest in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance. The details of his interests in associated corporation(s) of the Company are disclosed in the Second Interim Report. He is also a director of Henderson Land Development Company Limited (a controlling shareholder of the Company) which has interests in 2,070,473,859 shares in the Company, representing 67.94% of the issued share capital of the Company. Save as disclosed herein, Mr. Leung has no relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Leung was appointed for a term of three years until 31 December 2010 and was subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of Shareholders at general meetings. He was entitled to a fixed annual remuneration of HK$180,000 per annum for acting as a Non-executive Director and a member of Audit Committee of the Company, which was determined by the Board with reference to his duties and responsibilities. For the twelve months ended 30 June 2009, he was entitled to receive director's fees of HK$20,000 and other remuneration of HK$180,000 from the Company. Save as disclosed above, he had not received any other payments (whether fixed or discretionary in nature) from the Group.

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 97)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Thursday, 3 December 2009 at 11:00 a.m. to transact the following business:

1. To (a) re-elect retiring Directors and (b) approve the director's fee fixed at the rate of HK$20,000 per annum for each Director and in the case of each member of the Audit Committee an additional remuneration at the rate of HK$180,000 per annum (or such amount which is in proportion to the time during the period for which he has held office) with effect from 1 July 2009 until the Company in general meeting otherwise determines.

2. To re-appoint Auditors and authorise the Directors to fix their remuneration.

3. To consider as special business and, if thought fit, pass the following resolutions as Ordinary Resolutions:

   (A) "**THAT**:

   (a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

   (c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "**THAT**:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 3 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "**THAT**:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 3 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 3 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 7 September 2009

Registered Office:
72-76/F, Two International Finance Centre
8 Finance Street, Central
Hong Kong

Notes:

(1) *In pursuance of the direction granted by the Registrar of the Companies under section 127(2) of the Companies Ordinance (Chapter 32, The Laws of Hong Kong) for the purpose of the change of financial year end date from 30 June to 31 December, the submission of the audited accounts to the above Meeting is not required.*

(2) *At the above Meeting, the Chairman will exercise his power under Article 80 of the Articles of Association to put each of the resolutions to be voted by way of a poll.*

(3) *A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.*

(4) *The Register of Members of the Company will be closed from Friday, 27 November 2009 to Thursday, 3 December 2009, both days inclusive, during which period no requests for transfer of shares will be accepted.*

(5) *In order to qualify for attending the above Meeting (and receiving the second interim dividend as approved by the board of directors of the Company but not subject to the shareholders' approval at the above Meeting), all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 26 November 2009.*

(6) *An explanatory statement containing further details concerning Ordinary Resolution (A) of item 3 above is set out in the circular dated 7 September 2009 of which this notice convening the above Meeting forms part.*

(7) *Concerning Ordinary Resolutions (B) and (C) of item 3 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 3 above. The Directors, however, have no immediate plans to issue any new shares of the Company under the said mandate being sought.*

(六) 關於上述第(三)項之(A)項普通決議案詳情之說明函件已載列於日期為二零零九年九月七日之通函內，而召開上述會議之本通告為通函之其中一部份。

(七) 關於上述第(三)項之(B)及(C)項普通決議案，要求股東授權之原因，乃為遵照公司法例第五十七B條及香港聯合交易所有限公司之證券上市規則而提出，藉以確保董事局在公司擬配發及發行不超過本公司已發行股本百分之二十之新股及依據上述第(三)項之(A)項普通決議案之一般授權而購回之股份時，獲得靈活及絕對之處理權。然而，董事局茲聲明本公司現並無任何根據上述所尋求之批准授權而發行新股之計劃。

(C)「**動議**：

將相當於本公司自授予董事局一般性權力之日起依據召開本大會之通告內第三項之第(A)項普通決議案授予董事局行使本公司權力購回本公司股本中之股份面值總額之數額，加入董事局根據召開本大會之通告內第三項之(B)項普通決議案可依據一般授權配發、發行及處理本公司額外股份或同意有條件或無條件配發、發行及處理之股本之面值總額內，藉以擴大授予董事局當時已生效之一般性權力(根據該項授權，董事局可行使本公司之權力配發股份)，惟加入一般授權內之購回股份之面值總額，不得超過於本決議案日期本公司已發行股本面值總額百分之十。」

承董事局命
公司秘書
廖祥源　謹啟

香港，二零零九年九月七日

註冊辦事處：
香港中環金融街八號
國際金融中心二期
72-76樓

註：

(一) 根據公司註冊處處長按香港法例第三十二章公司條例第127(2)條就財政年度已由六月三十日更改至十二月三十一日而發出之指示，本公司無須於上述會議上呈交經審核賬目。

(二) 於上述會議，主席將會根據組織章程細則第80條，運用其權力安排各項決議案以點票方式進行表決。

(三) 凡有權出席上述會議及投票之本公司股東，可委派一位或多於一位代表出席及投票，代表人不必為本公司之股東。代表委任書必須填妥，並於開會前至少四十八小時送達香港中環金融街八號國際金融中心二期72-76樓本公司註冊辦事處。

(四) 本公司由二零零九年十一月二十七日(星期五)起至二零零九年十二月三日(星期四)止，首尾兩天在內，暫停接受辦理股份登記及過戶手續。

(五) 為確保合資格出席上述會議(及享有經本公司董事局批准之第二次中期股息(惟無須待股東於上述會議上批准))，所有股份過戶文件連同有關股票，最遲須於二零零九年十一月二十六日(星期四)下午四時前送達香港灣仔皇后大道東28號金鐘匯中心26樓本公司股份登記及過戶處卓佳標準有限公司辦理轉名手續。

(ii) 依據本公司組織章程細則或香港法例第三十二章公司條例本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本決議案所載之權力經由股東在股東大會通過普通決議案將之撤銷或修訂之日。」

(B)「**動議**：

(a) 無條件授予董事局一般性權力，於有關期間(如下文所釋)內行使本公司之一切權力，配發、發行及處理本公司額外股份，並訂立及授予或需在有關期間或其後行使該項權力之售股建議、協議或期權(包括可轉換本公司股份之認股權證、債券、債權證、票據及其他證券)；惟所涉及之股份(惟因根據(i)供股權的配發(如下文所釋)；或(ii)行使授予本公司及／或本公司之附屬公司僱員之任何認購股份期權計劃或類似安排之股份期權；或(iii)行使本公司或本公司之任何附屬公司可能發行之任何認股權證或可換股票據之認購權或轉換權；或(iv)根據本公司之公司組織章程細則以股代息而增發之股份則除外)不得超過於本決議案日期本公司已發行股本面值總額百分之二十，並且上述批准須受有關限制；及

(b) 就本決議案而言：

「有關期間」一詞與召開本大會之通告內第三項之(A)項普通決議案所賦予之涵義相同；及

「供股」指於本公司董事局訂定之期間內，向於指定記錄日期名列本公司股東名冊之股份持有人按彼等當時持有該等股份之比例提呈配售本公司股本中之股份之建議(惟本公司董事局認為必須或適宜時，可就零碎股份或按照任何香港以外地區之法例之任何限制或責任或任何認可管制機構或證券交易所之規定取消股份持有人在此方面之權利或作出其他安排)。」

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
於香港註冊成立之有限公司
(股份代號：97)

本公司謹訂於二零零九年十二月三日(星期四)上午十一時正，假座香港中環金融街八號四季酒店海景禮堂舉行股東週年大會，商議下列事項:

(一) (a)重選退任董事及(b)通過釐定自二零零九年七月一日起之董事袍金為每位董事每年港幣二萬元及每名審核委員會成員每年另加酬金港幣十八萬元(或按照董事於有關期間內任職時間比例計算之數目)，直至本公司於股東大會上另行決定為止。

(二) 重聘核數師及授權董事釐定其酬金。

(三) 作為特別事項處理，考慮及酌情通過下列各項議案為普通決議案:

(A)「**動議**：

(a) 在本決議案(b)段之規限下，一般性及無條件批准董事局於有關期間(定義見本決議案(c)段)內，按照一切適用法例及香港聯合交易所有限公司(「聯交所」)或其他任何證券交易所不時修訂之證券上市規則之規定，行使本公司一切權力，以購回本公司在聯交所或可能在其他獲聯交所及證券及期貨事務監察委員會認可之任何證券交易所掛牌之本公司股本中每股面值港幣0.20元之普通股；

(b) 依據上文(a)段之批准而購回本公司股份之面值總額不得超過於本決議案日期本公司已發行股本面值總額百分之十，而上述批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」乃指本決議案通過之日至下列任何一項最早發生之期間：

(i) 本公司下屆股東週年大會結束時；

於最後實際可行日期，黃先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

梁希文先生，75歲，自一九七七年出任本公司董事及於二零零四年調職非執行董事。梁先生為特許測計師，亦為恒基兆業地產有限公司、香港小輪(集團)有限公司及香港中華煤氣有限公司之董事，而該等公司於聯交所上市。除於此披露者外，梁先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，梁先生並無持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。彼持有本公司聯繫公司之權益詳細資料已於第二份中期報告內作出披露。本公司控股股東恒基兆業地產有限公司持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該公司之董事。除於此披露者外，梁先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，梁先生之任期訂定為三年至二零一零年十二月三十一日，並須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司非執行董事及審核委員會委員，可每年享定額薪酬港幣180,000元，該薪酬乃由董事局按彼之職責釐定。截至二零零九年六月三十日止十二個月，彼收取本公司董事袍金港幣20,000元及其他薪酬港幣180,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

郭炳濠先生，56歲，自一九八八年出任本公司執行董事。郭先生持有理學(工程)學士學位、理學(行政管理學)碩士學位及測量學(房地產發展)深造文憑。郭先生為英國特許銀行學會會員，在任職本公司以前曾於國際銀行界工作逾十一年及被派駐倫敦、芝加哥、吉隆坡、新加坡及香港工作。郭先生亦為恒基兆業地產有限公司(該公司於聯交所上市)之執行董事及恒基陽光資產管理有限公司(即為上市之陽光房地產投資信託基金之管理人)之非執行董事，並為多間本集團成員公司之董事。除於此披露者外，郭先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，郭先生並無持有根據證券及期貨條例第XV部定義之本公司或其聯繫公司任何股份之權益。本公司控股股東恒基兆業地產有限公司持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該公司之董事。除於此披露者外，郭先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，郭先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

黃浩明太平紳士，48歲，自一九九七年出任本公司執行董事。彼於一九九六年加入恒基兆業地產有限公司集團。黃先生為一註冊專業測量師，並具有超過二十五年地產估值、買賣及發展經驗。彼於二零零八年獲香港特別行政區政府委任為太平紳士。除於此披露者外，黃先生於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，黃先生並無持有根據證券及期貨條例第XV部定義之本公司或其聯繫公司任何股份之權益，並與本公司董事、高級管理人員、主要或控股股東概無任何關係。

李鏡禹先生，83歲，自一九七二年出任本公司執行董事。於一九七三年本公司之最終控股公司恒基兆業有限公司註冊成立時李先生加入該公司，並協助本公司主席從事物業發展逾五十年。李先生亦為恒基兆業地產有限公司之執行董事，而該公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。

於一九八九年六月至一九九四年四月期間，李先生為威威食品有限公司(「威威食品」)之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。李先生於威威食品清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司1,001,739股之股份權益，佔本公司已發行股本0.03%。彼持有本公司聯繫公司之其他權益詳細資料已於第二份中期報告內作出披露。持有本公司7.13%股份權益之Gainwise Investment Limited、本公司主要股東賓勝置業有限公司、敏勝置業有限公司及踞威置業有限公司，以及本公司控股股東Kingslee S.A.及恒基兆業地產有限公司合共持有本公司2,070,473,859股，佔本公司已發行股本67.94%，而彼為該等公司之董事。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

於最後實際可行日期，林先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

李達民先生，72歲，自一九七二年出任本公司執行董事，從事本港地產發展逾三十年。李先生亦為恒基兆業地產有限公司之董事，該公司於聯交所上市。除於此披露者外，李先生於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之胞弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司6,666股之股份權益，佔本公司已發行股本少於0.01%。彼持有本公司聯繫公司之其他權益詳細資料已於第二份中期報告內作出披露。本公司控股股東Kingslee S.A、恒基兆業地產有限公司、恒基兆業有限公司、Rimmer (Cayman) Limited、Riddick (Cayman) Limited及Hopkins (Cayman) Limited合共持有本公司2,076,089,007股，佔本公司已發行股本68.13%，而彼為該等公司之董事。除於此披露者外，李先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責來釐定彼之任何其他薪酬。截至二零零九年六月三十日止十二個月，彼收取本公司董事袍金港幣20,000元。除上述所披露者外，彼並沒有收取本集團任何其他款項(不論屬固定或酌情性質)。

以下為林高演先生、李達民先生、李鏡禹先生、郭炳濠先生、黃浩明先生及梁希文先生之個人資料，彼等根據本公司組織章程細則第116條／上市規則之企業管治常規守則將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。除於以下所披露者外，並無其他與彼等重選連任有關之事項需向股東公佈或有任何資料需根據上市規則第13.51(2)條作出披露。

林高演先生，58歲，自一九八八年出任本公司執行董事及自一九九三年出任副主席。林先生持有香港大學理學士（榮譽）學位，具有超過三十六年銀行及物業發展經驗。彼為香港大學校董會成員、香港大學教研發展基金董事及復旦大學教育發展基金會董事。林先生於二零零八年獲香港大學頒授名譽大學院士銜。彼為香港運輸物流學會資深會員及香港董事學會資深會員。林先生為香港小輪（集團）有限公司主席、恒基兆業地產有限公司副主席、香港中華煤氣有限公司及美麗華酒店企業有限公司之董事，該等公司於聯交所上市。彼亦為多間本集團成員公司之董事。除於此披露者外，林先生於過往三年並無出任任何其他上市公司之董事。

於一九八九年六月至一九九四年四月期間，林先生為威威食品有限公司（「威威食品」）之非執行董事。威威食品為一間香港註冊成立之公司，並從事燒味食品業務。根據一九九四年五月十八日法庭之頒令，威威食品由法庭執行清盤。林先生於威威食品開始清盤前已辭任董事一職，並無參與任何事件致使威威食品清盤。有關威威食品清盤之事宜已於一九九五年十二月完結。

於最後實際可行日期，林先生並無持有根據證券及期貨條例第XV部定義之本公司或其聯繫公司任何股份之權益。持有本公司7.13%股份權益之Gainwise Investment Limited、本公司主要股東賓勝置業有限公司、敏勝置業有限公司及踞威置業有限公司，以及本公司控股股東恒基兆業地產有限公司、恒基兆業有限公司、Rimmer (Cayman) Limited、Riddick (Cayman) Limited及Hopkins (Cayman) Limited合共持有本公司2,076,089,007股，佔本公司已發行股本68.13%，而彼為該等公司之董事。除於此披露者外，林先生與本公司董事、高級管理人員、主要或控股股東概無任何關係。

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份，以致股東在本公司投票權所佔權益比例有所增加，則就收購守則第32條而言，該項增加將視作一項取得投票權。因此，一名股東或一群一致行動股東可取得或鞏固本公司控制權，並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本69.27%。倘若全面行使購回授權，控股股東持有本公司之股權將增加至約76.97%。據董事局所知悉，若現有股東及本公司之股本結構並無改變，董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而，倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求)，則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購買本身任何股份。

4. 股價

本公司股份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高 *港幣*	最低 *港幣*
2008年	9月	0.540	0.330
	10月	0.445	0.290
	11月	0.430	0.340
	12月	0.520	0.360
2009年	1月	0.550	0.445
	2月	0.630	0.465
	3月	0.510	0.420
	4月	0.560	0.450
	5月	0.660	0.475
	6月	0.700	0.550
	7月	0.750	0.560
	8月	0.740	0.630
	9月（截至最後實際可行日期止）	0.650	0.630

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人（根據上市規則之定義）現無意據此出售任何股份予本公司。

本公司並無接獲其他關連人士（根據上市規則之定義）通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則、公司法及適用法例行使本公司權力，按照購回授權購回股份。

本說明函件乃根據公司法第49BA(3)(b)條之規定而編制，並載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為3,047,327,395股股份。

待載於通告內之第3(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達304,732,739股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則可能會對本公司的營運資金或借貸水平有重大不利影響(與本公司於二零零八年六月三十日之最近期經審核賬目之狀況比較)。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

股東週年大會

通告詳載於本通函第十四至第十七頁。

根據上市規則13.39(4)條，股東於股東大會上所作的任何表決必須以點票方式進行。因此，股東週年大會之主席將會根據組織章程細則第80條，運用其權力安排各項將於股東週年大會上提呈之決議案以點票方式進行表決。組織章程細則第85條規定當表決以點票方式進行時，親身或由委任代表出席會議之各股東所持之每股股份享有一票。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

本通函隨附與股東週年大會所商議事項有關之代表委任表格。無論　閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。　閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此　致

本公司列位股東　台照

主席
李兆基
謹啟

二零零九年九月七日

建議本公司購回股份及發行股份之一般授權

本公司於二零零八年十二月八日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止（以較早者為準）。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權（即假設於股東週年大會前並無配發或購回更多股份，可配發、發行及處理上限為609,465,479股股份之一般授權）予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的説明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第116條／上市規則之企業管治常規守則，林高演先生、李達民先生、李鏡禹先生、郭炳濠先生、黃浩明先生及梁希文先生將於股東週年大會輪值告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
於香港註冊成立之有限公司
（股份代號：97）

執行董事：
李兆基博士*（主席兼總經理）*
李家傑*（副主席）*
林高演*（副主席）*
李家誠*（副主席）*
李達民
孫國林
李鏡禹
劉壬泉
李　寧
郭炳濠
黃浩明
薛伯榮

非執行董事：
胡寶星爵士
阮北耀
梁希文
胡家驃
（胡寶星爵士之替代董事）

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

及

股東週年大會通告

緒言

本通函旨在向　閣下提供通告及有關購回授權、發行授權及重選退任董事之建議詳情，及尋求　閣下在股東週年大會上批准（其中包括）該等事宜。誠如本公司於二零零九年三月十九日之聯合公佈所披露，本公司已將財政年度由六月三十日更改至十二月三十一日。故此，根據公司註冊處處長按公司法第127(2)條所發出之指示，本公司將不會於股東週年大會上呈交經審核賬目。

「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10%之股份之一般授權；
「股份」	指	本公司股本中每股面值港幣0.20元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零九年十二月三日上午十一時正假座香港中環金融街八號四季酒店海景禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業發展有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「第二份中期報告」	指	本公司截至二零零九年六月三十日止十二個月之第二份中期報告；
「發行授權」	指	配發、發行及處理不超過批准發行授權之決議案獲通過當日本公司已發行股本總面值20%之股份之一般無條件授權；
「最後實際可行日期」	指	二零零九年九月二日，即本通函付印前之最後實際可行日期，以確定本通函所載之若干資料；
「上市規則」	指	聯交所證券上市規則；
「通告」	指	載於本通函內第十四至第十七頁內之一份日期為二零零九年九月七日之股東週年大會通告；

目　錄

重要通函　請即處理

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

閣下對本通函之內容**如有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業發展有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
於香港註冊成立之有限公司
（股份代號：97）

有關本公司購回股份及
發行股份之一般授權
及
重選退任董事之建議

及

股東週年大會通告

本公司謹訂於二零零九年十二月三日上午十一時正假座香港中環金融街八號四季酒店海景禮堂召開股東週年大會，大會通告詳載於本通函第十四至第十七頁。

二零零九年九月七日